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EXHIBIT 99.2

Management’s Report on Internal Control Over Financial Reporting

Management of Progressive Waste Solutions Ltd. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting (“ICFR”) is reviewed and approved by the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and provides reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis.  Also, the effectiveness of these controls applicable to future periods are also subject to risk and may not be sufficient to meet the degree of compliance required to comply with the policy or procedure in the future.

Management conducted an assessment of the Company’s ICFR based on the “Internal Control-Integrated Framework (1992)” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on its assessment, management concluded that, as of December 31, 2014, the Company’s ICFR is considered effective.  There were no material weaknesses identified by management as of December 31, 2014.

Based on management’s evaluation, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer also concluded that the Company’s ICFR was effective as of December 31, 2014.

The Company’s ICFR as of December 31, 2014 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2014.  Deloitte LLP issued an unqualified opinion on the effectiveness of our ICFR.

Joseph D. Quarin (signed)	Ian Kidson (signed)
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
March 20, 2015	March 20, 2015

Management’s Responsibility for Financial Statements

The consolidated financial statements of Progressive Waste Solutions Ltd. (the “Company”) are the responsibility of management and have been approved by the Company’s Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America.  The consolidated financial statements include amounts that are based on estimates and judgments which management has determined to be reasonable and presented fairly in all material respects.

The Company maintains systems of internal accounting and administrative controls.  These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the Company’s external auditors to discuss auditing, internal control, accounting policy and financial reporting matters. The Audit Committee reviews the consolidated financial statements with management and the Company’s external auditors and reports its findings to the Board of Directors before the consolidated financial statements are approved by the Board of Directors.

The consolidated financial statements have been audited by Deloitte LLP, the Company’s external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Joseph D. Quarin (signed)	Ian Kidson (signed)
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
March 20, 2015	March 20, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Progressive Waste Solutions Ltd.

We have audited the internal control over financial reporting of Progressive Waste Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992)  issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992)  issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 20, 2015 expressed an unmodified opinion on those financial statements.

“/s/ Deloitte LLP”

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 20, 2015
Toronto, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Progressive Waste Solutions Ltd.

We have audited the accompanying consolidated financial statements of Progressive Waste Solutions Ltd. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of operations and comprehensive income or loss, consolidated statements of cash flows and consolidated statements of equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Progressive Waste Solutions Ltd. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

“/s/ Deloitte LLP”

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 20, 2015
Toronto, Canada

Progressive Waste Solutions Ltd.

Consolidated Balance Sheets (“Balance Sheet”)

December 31, 2014 and December 31, 2013 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)

	December 31,	December 31,
	2014	2013
ASSETS
CURRENT
Cash and cash equivalents	$41,636	$31,980
Accounts receivable (Note 7)	216,201	229,548
Other receivables (Note 8)	47	68
Prepaid expenses	35,589	34,886
Income taxes recoverable	1,646	2,531
Restricted cash (Note 9)	521	498
Other assets (Note 16)	—	2,149
	295,640	301,660

NET ASSETS HELD FOR SALE (Note 6)	61,016	—
OTHER RECEIVABLES (Note 8)	5,460	—
FUNDED LANDFILL POST-CLOSURE COSTS (Note 19)	11,365	10,690
INTANGIBLES (Note 10)	165,929	220,078
GOODWILL (Note 11)	937,294	905,347
LANDFILL DEVELOPMENT ASSETS	14,463	20,247
DEFERRED FINANCING COSTS (Note 12)	14,417	19,037
CAPITAL ASSETS (Note 13)	928,550	937,252
LANDFILL ASSETS (Note 14)	936,095	952,731
INVESTMENTS (Note 15)	892	5,659
OTHER ASSETS (Note 16)	5,315	19,869
	$3,376,436	$3,392,570

LIABILITIES
CURRENT
Accounts payable	$86,825	$100,270
Accrued charges (Note 17)	174,331	136,991
Dividends payable	15,517	16,243
Income taxes payable	5,933	2,048
Deferred revenues	16,323	17,180
Current portion of long-term debt (Note 18)	5,428	5,969
Landfill closure and post-closure costs (Note 19)	9,519	10,332
Other liabilities (Note 16)	16,558	12,925
	330,434	301,958

LONG-TERM DEBT (Note 18)	1,552,617	1,542,289
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 19)	120,626	114,122
OTHER LIABILITIES (Note 16)	17,118	14,743
DEFERRED INCOME TAXES (Note 26)	126,848	129,887
	2,147,643	2,102,999

COMMITMENTS AND CONTINGENCIES (Note 23)

SHAREHOLDERS’ EQUITY (Note 20)
Common shares (authorized - unlimited, issued and outstanding - 112,106,839 (December 31, 2013 - 114,852,852))	1,734,372	1,773,734
Restricted shares (issued and outstanding - 399,228 (December 31, 2013 - 322,352))	(9,184)	(6,654)
Additional paid in capital	4,023	2,796
Accumulated deficit	(377,172)	(398,414)
Accumulated other comprehensive loss	(123,246)	(81,891)
Total shareholders’ equity	1,228,793	1,289,571
	$3,376,436	$3,392,570

James J. Forese (signed) - Non-Executive Chairman	Douglas Knight (signed) - Audit Committee Chair

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd.

Consolidated Statements of Operations and Comprehensive Income or Loss (“Statement of Operations and Comprehensive Income or Loss”)

For the years ended December 31, 2014 and 2013 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	2014	2013

REVENUES	$2,008,997	$2,026,039
EXPENSES
OPERATING	1,246,175	1,249,252
SELLING, GENERAL AND ADMINISTRATION	254,023	255,173
AMORTIZATION (Note 10 and 13)	285,605	296,491
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(17,905)	(7,793)
OPERATING INCOME	241,099	232,916
INTEREST ON LONG-TERM DEBT	61,917	60,754
NET FOREIGN EXCHANGE GAIN	(150)	(1,061)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS (Note 25)	24,214	(4,282)
LOSS ON EXTINGUISHMENT OF DEBT (Note 12 and 18)	—	1,240
RE-MEASUREMENT GAIN ON PREVIOUSLY HELD EQUITY INVESTMENT (Note 5)	(5,156)	—
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS (INCOME) FROM EQUITY ACCOUNTED INVESTEE	160,274	176,265
INCOME TAX EXPENSE (RECOVERY) (Note 26)
Current	34,026	29,535
Deferred	(350)	28,908
	33,676	58,443
NET LOSS (INCOME) FROM EQUITY ACCOUNTED INVESTEE	82	(148)
NET INCOME	126,516	117,970

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(41,773)	(33,181)

Derivatives designated as cash flow hedges, net of income tax $nil (2013 - $566)	—	(1,051)
Settlement of derivatives designated as cash flow hedges, net of income tax ($225) (2013 - ($247))	418	457
	418	(594)
TOTAL OTHER COMPREHENSIVE LOSS	(41,355)	(33,775)
COMPREHENSIVE INCOME	$85,161	$84,195

Net income per weighted average share, basic and diluted (Note 20)	$1.10	$1.02
Weighted average number of shares outstanding (thousands), basic and diluted (Note 20)	114,822	115,170

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd.

Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the years ended December 31, 2014 and 2013 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	2014	2013

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$126,516	$117,970
Items not affecting cash
Restricted share expense (Note 22)	2,759	2,004
Write-off of deferred financing costs (Note 12 and 18)	—	1,240
Accretion of landfill closure and post-closure costs (Note 19)	6,132	5,655
Amortization of intangibles	56,421	62,929
Amortization of capital assets	152,895	152,728
Amortization of landfill assets	76,289	80,834
Interest on long-term debt (amortization of deferred financing costs) (Note 12)	3,418	3,436
Non-cash interest income	(216)	—
Net gain on sale of capital and landfill assets	(17,905)	(7,793)
Net loss (gain) on financial instruments	24,214	(4,282)
Re-measurement gain on previously held equity investment	(5,156)	—
Deferred income tax (recovery) expense	(350)	28,908
Net loss (income) from equity accounted investee	82	(148)
Landfill closure and post-closure expenditures (Note 19)	(4,696)	(4,276)
Changes in non-cash working capital items (Note 21)	(20,677)	11,530
Cash generated from operating activities	399,726	450,735
INVESTING
Acquisitions (Note 5)	(77,698)	(3,273)
Investments in cost and equity accounted investees (Note 15)	—	(1,746)
Restricted cash deposits	(23)	(22)
Investment in other receivables	(253)	(134)
Proceeds from other receivables	76	556
Funded landfill post-closure costs	(1,569)	(1,134)
Purchase of capital assets	(182,834)	(208,202)
Purchase of landfill assets	(54,579)	(65,660)
Proceeds from the sale of capital and landfill assets	28,528	21,183
Investment in landfill development assets	(1,103)	(3,334)
Cash utilized in investing activities	(289,455)	(261,766)
FINANCING
Payment of deferred financing costs	(48)	(4,762)
Proceeds from long-term debt	358,682	770,139
Repayment of long-term debt	(305,339)	(880,800)
Proceeds from the exercise of stock options (Note 20)	123	112
Repurchase of common shares and related costs (Note 20)	(80,770)	(14)
Purchase of, net of proceeds from, restricted shares	(3,920)	(4,462)
Dividends paid to shareholders	(63,475)	(63,725)
Cash utilized in financing activities	(94,747)	(183,512)
Effect of foreign currency translation on cash and cash equivalents	(5,868)	(3,417)
NET CASH INFLOW	9,656	2,040
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	31,980	29,940
CASH AND CASH EQUIVALENTS, END OF YEAR	$41,636	$31,980
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$37,324	$28,200
Cash equivalents	4,312	3,780
	$41,636	$31,980
Cash paid during the year for:
Income taxes	$35,333	$35,429
Interest	$60,358	$62,336

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd.

Consolidated Statements of Equity (“Statement of Equity”)

For the years ended December 31, 2014 and 2013 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 20)	equity
Balance at December 31, 2013	$1,773,734	$(6,654)	$—	$2,796	$(398,414)	$(81,891)	$1,289,571
Net income					126,516		126,516
Dividends declared					(64,131)		(64,131)
Restricted shares purchased, net of restricted shares sold		(3,978)		58			(3,920)
Restricted share expense				2,759			2,759
Vesting of restricted shares		1,448		(1,448)			—
Common shares issued on exercise of share based options	265			(142)			123
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(931)				(931)
Deferred compensation obligation			931				931
Repurchase of common shares and related costs	(39,627)				(41,143)		(80,770)
Foreign currency translation adjustment						(41,773)	(41,773)
Settlement of derivatives designated as cash flow hedges, net of income tax						418	418
Balance at December 31, 2014	$1,734,372	$(9,184)	$—	$4,023	$(377,172)	$(123,246)	$1,228,793

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 20)	equity
Balance at December 31, 2012	$1,773,530	$(3,460)	$—	$2,166	$(451,539)	$(48,116)	$1,272,581
Net income					117,970		117,970
Dividends declared					(64,845)		(64,845)
Restricted shares purchased, net of restricted shares sold		(4,483)		21			(4,462)
Restricted share expense				2,004			2,004
Vesting of restricted shares		1,289		(1,289)			—
Common shares issued on exercise of share based options	218			(106)			112
Common shares acquired by U.S. LTIP			(1,912)				(1,912)
Deferred compensation obligation			1,912				1,912
Repurchase of common shares and related costs	(14)						(14)
Foreign currency translation adjustment						(33,181)	(33,181)
Derivatives designated as cash flow hedges, net of income tax						(1,051)	(1,051)
Settlement of derivatives designated as cash flow hedges, net of income tax						457	457
Balance at December 31, 2013	$1,773,734	$(6,654)	$—	$2,796	$(398,414)	$(81,891)	$1,289,571

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.  Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the U.S.

2.  Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting the Company’s financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in its reported amounts because the Company’s collection of assets and operations are larger in the U.S. than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. results retain their original values when expressed in the Company’s reporting currency.

3.  Summary of Significant Accounting Policies

These consolidated financial statements (“financial statements”) have been prepared in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”), are stated in U.S. dollars, and reflect the following significant accounting policies.

Basis of presentation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities, contingent or otherwise, as at the date of the financial statements and the Company’s reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are applied to the following: the Company’s allowance for doubtful accounts receivable;  estimates of future cash flows and earnings, income tax and other estimates used in the annual step one and interim step two tests for impairment of goodwill; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; fair value of assets and liabilities acquired in business combinations; fair value of contingent acquisition payments; accrued insurance reserves; projected landfill construction and development costs and estimated permitted airspace capacity consumed in the determination of landfill asset amortization; estimated landfill and other site remediation costs; estimated closure and post-closure costs; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share price volatility and the estimated length of time employees will hold options before exercise in the determination share based compensation, in addition to estimates of future performance, which are compared to established targets, to determine share based compensation for performance share units; the fair value of financial instruments; the likelihood of realizing deferred income tax assets; and deferred income tax assets and liabilities.  Accordingly, future results may differ significantly from these estimates.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid short-term money market investments that have an original term to maturity of three months or less.

Other receivables

Other receivables include direct finance lease receivables and notes exchanged from the sale of property.

Assets leased under terms that transfer substantially all of the benefits and risks and rewards of ownership to customers are accounted for as direct finance lease receivables.  Direct finance lease receivables are carried at cost and discounted at the underlying rate implicit in the lease.

Notes exchanged from the sale of property are recorded at the present value of the consideration exchanged.  The difference between the present value and the face amount of the note is recognized as a discount or premiumjavascript:;, as applicable, and amortized as interest income or expense over the life of the note.  The rate of interest is held constant over the period outstanding.

The fair value of other receivables is estimated using a discounted cash flow analysis applying interest rates that management considers consistent with the credit quality of the borrower.  Other receivables are periodically reviewed for impairment and any resulting write-down to the net recoverable amount is recorded in the period in which impairment occurs.

Restricted cash

Cash received on the issuance of variable rate demand solid waste disposal revenues bonds (“IRBs”) is made available for certain purposes, which may include some or all of the of following: landfill construction or equipment, vehicles and or containers.  Cash received in advance of permitted expenditures is not available for general Company purpose or use.  Accordingly, restricted cash amounts are classified as restricted cash on the Company’s balance sheet and deposits and withdrawals of restricted cash amounts are recorded as an investing activity in the statement of cash flows.

Intangibles

Intangibles include customer collection contracts, customer lists, non-competition agreements, transfer station permits and trade-names.  All intangibles are deemed to have finite lives and are amortized on a straight-line basis as follows:

Customer collection contracts	Estimated contract term net of attrition
Customer lists	2-12 years
Non-competition agreements	2-5 years
Transfer station permits	10-25 years
Trade-names	1-13 years

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated or increased competition; the loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that the current fair value determination would be less than the current carrying amount of the reporting unit is remote.  The Company has identified its reporting units as its operating segments, or one level below its operating segments, and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The impairment test is a two step test.  The first test requires the Company to compare the estimated fair value of its reporting units to their carrying amounts.  If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its estimated fair value, the estimated fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the resulting amount of impairment loss, if any.  The second step of the test requires the Company to determine the estimated fair value of goodwill in the same manner goodwill is determined in a business combination, representing the reporting unit’s excess estimated fair value over amounts assigned to its identifiable assets and liabilities.  The estimated fair value of a reporting unit is the amount it can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  The Company uses a discounted future cash flow approach to determine the estimate of fair value, but also consider additional measures as well.  Accordingly, the Company compares the estimated fair value derived from the use of the discounted future cash flow approach to other fair value measures, which may include adjusted EBITDA multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  In certain circumstances, alternative methods to determine an estimate of fair value may prove more accurate.

Prolonged economic weakness, higher levels of competition, loss of business or loss of an operating permit or contract could render goodwill impaired and could have a material adverse effect on the Company’s financial condition and operating performance.

The Company’s annual impairment test was completed on April 30, 2014, at which time the Company determined that the fair value of all its reporting units exceeded their carrying amounts.  The Company re-performed step one of the goodwill impairment test for its northeast reporting unit as a result of impairment indicators occurring in October 2014 and concluded that the carrying amount of the U.S. northeast reporting unit was in excess of its estimated fair value.  The Company conducted the second step of the impairment test and no impairment loss was recorded as the estimated fair value of the U.S. northeast goodwill exceeded its carrying amount (Note 11).

Landfill development assets

Landfill development assets represent costs incurred to develop landfills, including costs to obtain new or expansion landfill permits.  Landfill development assets are reclassified to landfill assets once the asset is available for use, which is typically when the landfill is permitted to accept waste.  Reclassified amounts are amortized in accordance with the Company’s landfill asset accounting policy.  Management periodically reviews the carrying values of landfill development assets for impairment.  Any resulting write-down to estimated fair value is recorded in the period in which the impairment occurs and is recorded to operating expense on the Company’s statement of operations and comprehensive income or loss.

Deferred financing costs

Deferred financing costs represent fees and costs incurred to secure or amend long-term debt facilities.  Deferred financing costs are amortized on a straight-line basis over the term of the underlying debt instrument, which approximates the effective interest method.  Amortization of deferred financing costs is recorded to interest on long-term debt in the Company’s statement of operations and comprehensive income or loss.

Capital assets

Capital assets are recorded at cost and, with the exception of land and improvements, are amortized over their estimated useful lives on a straight-line basis as follows:

Buildings and improvements	10-40 years
Vehicles and equipment	3-21 years
Containers and compactors	5-10 years
Furniture, fixtures and computer equipment	1-10 years

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The historical cost of an asset includes the cost incurred to bring it to the condition and location necessary for its intended use, which may include capitalized interest attributable to the construction and development of certain assets.  The Company ceases to capitalize interest once the construction and development effort is complete and the asset is available for use.  The interest rate applied reflects the Company’s weighted average interest cost incurred on its long-term debt facilities in the year of capitalization.  Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region. Capitalized costs, including interest amounts, are amortized over the asset’s intended useful life.

Landfill assets

Landfill assets represent the cost of landfill airspace, including original acquisition cost, landfill construction and development costs, and gas collection systems installed during the operating life of the site.  Landfill assets also include capitalized landfill closure and post-closure costs, net of accumulated amortization, and the cost of new or expansion landfill permits.

Interest is capitalized on certain landfill construction and development activities prior to the landfill asset being available for use.  The interest rate applied reflects the Company’s weighted average interest cost incurred on its long-term debt facilities in the year of capitalization.  Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region.

The original cost of landfill assets, together with incurred and projected landfill construction and development costs and capitalized interest, is amortized on a per unit basis as landfill airspace is consumed.  Capitalized landfill closure and post-closure costs are amortized immediately since the capitalized amounts are deemed to have no future benefit.

At least annually, management updates landfill capacity estimates and projected landfill construction and development costs.  The impact of changes in capacity and construction cost estimates is accounted for prospectively.

Landfill assets are amortized over their total available disposal capacity representing the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus future permitted airspace capacity, representing an estimate of airspace capacity that management believes is probable of being permitted based on the following criteria:

•      Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;

•      It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;

•      The Company has a legal right to use or obtain land associated with the expansion plan;

•      There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;

•      Management is committed to pursuing the expansion; and

•      Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

The Company and its predecessors have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

Investment in cost accounted investee

Investments in which the Company does not have the ability to exercise significant influence over the strategic operating, investing and financing policies of an investee are accounted for using the cost method of accounting.  The cost method of accounting requires the Company to record its initial investment at cost.  Post-acquisition earnings of the investee are recognized by the Company only to the extent they are distributed by the investee in the form of dividends.  Dividends received by the Company in excess of post-acquisition earnings are considered a return of investment and are recorded as a reduction of the investments’ cost.  A decrease in value of the investment, which is considered other than temporary, is included in the Company’s statement of operations and comprehensive income or loss in the period of impairment.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Investment in equity accounted investee

Investments in which the Company has joint control or the ability to exercise significant influence over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  The equity method of accounting requires the Company to record its initial investment at cost.  The carrying value of the Company’s initial investment is subsequently adjusted to include its pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements, and is included in the Company’s determination of net income or loss.  In addition, the Company’s investment also reflects loans and advances, including amounts accruing thereon, its share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from the Company’s investee reduces the carrying value of the Company’s investment.

Capital leases

Assets qualifying as capital leases are initially recorded at the present value of the future minimum lease payments, excluding executory costs, including any profit thereon.  In the event that the present value of the future minimum lease payments exceeds the fair value of the leased asset at lease inception, the capital asset and lease obligation are recorded at fair value.  Capital leases are amortized over the shorter of their estimated useful life or the lease term and are amortized on a straight-line basis.  Capital lease obligations are recorded as long-term debt on the Company’s balance sheet.

Accrued insurance

The Company is self-insured for certain general, auto liability and workers’ compensation claims.  Stop-loss insurance coverage is maintained for claims in excess of $250 or $500, depending on the policy period in which the claim occurred.  Self-insurance accruals are based on reported claims and claims incurred but not reported.  The Company engages an independent actuary in its assessment of accrued insurance amounts and also considers its historical claims experience in the determination of these amounts.  Changes in the Company’s claims history, including amounts or frequency, that increase or decrease the insurance accrual are recorded to selling, general and administrative expenses in the Company’s statement of operations and comprehensive income or loss in the period in which the change occurs.  The Company makes various estimates in its determination of its self-insurance accruals.  Changes in these estimates could result in significant changes to accrued insurance amounts.

Landfill closure and post-closure costs

Costs associated with capping, closing and monitoring the landfill, or portions thereof, after it ceases to accept waste are recognized at their estimated fair value amounts over the landfill’s operating life, which represents the period over which waste is accepted at the site.  The Company develops estimates for landfill closure and post-closure costs with input from its engineers and landfill and accounting personnel.  Estimates are reviewed at least once annually and consider, amongst other things, various regulations that govern each site.  Revenues derived from the Company’s landfill gas to energy facilities do not reduce the Company’s closure and post-closure cost estimates.

Quoted market prices are not available to estimate the fair value of landfill closure and post-closure costs.  Accordingly, the Company estimates the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of those estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates.  Inflation assumptions are based on management’s understanding of current and future economic conditions and expected timing of expenditures.  An inflation factor of 2.0% (December 31, 2013 — 2.0%) and 2.5% (December 31, 2013 — 2.5%) has been used in the development of fair value estimates for the Company’s Canadian and U.S. landfill closure and post-closure cost obligations, respectively.  Fair value estimates are discounted applying the credit adjusted risk free rate, which is the rate of interest that is essentially free of default risk, plus an adjustment for the Company’s credit standing.

The credit adjusted risk free rate considers current and future economic conditions and the expected timing of expenditures.  Accordingly, the Company has discounted landfill closure and post-closure costs using credit adjusted risk free rates between 4.6% and 9.5% in Canada (December 31, 2013 — 4.6% and 9.5%) and 4.5% and 7.2% (December 31, 2013 — 4.5% and 7.2%) in the U.S.  In isolation, a change in the Company’s credit standing does not change previously recorded closure and post-closure obligations, but it would change subsequent fair value calculations.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Reliable estimates of market risk premiums are not available as no market exists to sell the responsibility of landfill closure and post-closure activities.  Accordingly, the Company has excluded any estimate of market risk premiums in its estimate of fair value for its landfill closure and post-closure costs.

Upward revisions to estimated closure and post-closure costs are discounted using the current credit adjusted risk free rate.  Downward revisions to estimated closure and post-closure costs are discounted using the credit adjusted risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

The Company records the estimated fair value of landfill closure and post-closure cost obligations as airspace is consumed.  The total obligation will be fully accrued, net of accretion, at the time a site ceases to accept waste and is closed.

Accretion represents an increase in the carrying amount of landfill closure and post-closure cost obligations due to the passage of time and is recorded to operating expense in the statement of operations and comprehensive income or loss.  Accretion expense continues to be recognized post waste acceptance.

Maintenance activities including: environmental monitoring, mowing and fertilizing, leachate management, well monitoring, buffer maintenance, landfill gas collection and flaring systems, and other activities, are charged to operating expenses during the sites operating life.  These same costs which are incurred subsequent to the landfill’s operating life are estimated and included in the Company’s landfill post-closure accruals.  Post-closure maintenance activities are generally required for a period of 30 years post waste acceptance.

Income taxes

Deferred income taxes are calculated using the liability method of accounting. Deferred income tax assets and liabilities represent differences between the financial reporting and tax base of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to the statement of operations and comprehensive income or loss in the period in which the change in tax rate occurs.  Unutilized tax loss carryforwards that are not likely to be realized are reduced by a valuation allowance in the determination of deferred income tax assets.  Uncertain tax positions are recognized when it is more likely than not that the tax position will be sustained upon examination based on its technical merits.  The Company recognizes interest and penalties to current income tax expense.

Revenues

Revenues consist primarily of waste collection fees earned from commercial, industrial, municipal and residential (“collection”) customers and transfer and landfill disposal fees charged to third parties.  The Company recognizes revenues when the service is provided, persuasive evidence of an arrangement exists, ultimate collection is reasonably assured and the price is determinable.  The Company’s revenues are not derived from multiple deliverables.  Revenue is recognized upon the collection of waste for collection customers under contractual service agreements.  Revenue earned from transfer and landfill disposal fees charged to third parties is recognized upon the receipt of waste at a Company facility.  The Company also earns revenue from the collection and sale of recycled materials and generation of electric power or methane gas.  Revenue earned from the collection of recycled materials is recognized when materials are collected, while revenue recognized on the sale of recycled materials is recognized when the material is delivered to the purchaser.  Revenue earned from the sale of electric power or methane gas is under contract and is recognized when the supply of electricity or methane gas is delivered to the purchaser.

Tax assessed by governmental authorities on revenue-producing transactions between the Company and its customers is excluded from revenues presented in the statement of operations and comprehensive income or loss.

Deferred revenue relates to advance billings under long-term collection contracts or when cash is received prior to the service being performed.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Acquisitions

The Company accounts for acquisitions using the acquisition method of accounting and allocates the estimated fair value of consideration, together with the estimated fair value of any non-controlling interest to the estimated fair value of identifiable assets acquired and liabilities assumed.  Goodwill represents the excess of consideration, including the amount of non-controlling interest, if any, in the acquired company, over the acquisition date estimated fair values of the net assets acquired, subject to certain exceptions.  If consideration is less than the net assets acquired, a gain is recognized on the acquisition.

The measurement and recognition of acquired net assets may require adjustment when information is absent and fair value allocations are presented on an estimated or preliminary basis.  Adjustments to estimated or preliminary amounts occurring not later than one year from the date of acquisition are recorded retrospectively to the purchase price allocation to reflect new information obtained about facts and circumstances that existed at the date of acquisition.

Certain of the Company’s purchase and sale agreements contain contingent consideration provisions which are initially recorded at their estimated fair value on the date of acquisition if an estimate can be made.  For acquisitions completed subsequent to January 1, 2009, purchase price allocation adjustments, resulting from contingent consideration provisions, are required when additional information is obtained subsequent to the date of acquisition that existed at the date of acquisition.  Purchase price allocation adjustments are permitted, but are limited to the measurement period, which is the earlier of the date on which all facts and circumstances that existed at the date of acquisition are known or are determined to not be obtainable, and one year from the acquisition date.  Changes in events that occur subsequent to the date of acquisition are not permissible measurement period adjustments.  Changes in the estimated fair value of contingent consideration classified as equity is not re-measured, but subsequent settlements are recorded to shareholders’ equity.  A change in the estimated fair value of contingent consideration classified as an asset or liability is measured at fair value and recorded to net income or loss.

Contingent consideration applicable to acquisitions completed prior to January 1, 2009 that could be reasonably estimated at the date of acquisition because the outcome could be determined beyond a reasonable doubt, was recognized at its estimated fair value and included in the purchase price allocation.  Consideration which is contingent on maintaining or achieving specified revenue or earnings levels, satisfying representations and warranties, achieving specified tonnage thresholds, in the case of acquired landfills, or receiving approval from regulatory authorities for landfill expansion, is recognized as an adjustment to the purchase price allocation when the contingency is resolved and the additional consideration is issued or becomes issuable.

The acquisition date is the date the Company obtains control and is generally the date the Company obtains legal title to the net assets acquired.  For an asset or liability to be recognized at the date of acquisition, they must meet their fundamental definitions.  Contingencies existing before or on the date of acquisition are recognized at their estimated fair values, when they can be reliably measured.  The Company recognizes acquisition and related costs in the period incurred and records these costs to selling general and administration expense in the statement of operations and comprehensive income or loss.  Costs associated with the issuance of long-term debt are capitalized to deferred financing costs and amortized over the period of the underlying debt instrument, while equity issue costs are recorded against common shares on the Company’s balance sheet.

For acquisitions achieved in stages, where the Company holds an equity interest prior to obtaining control, the Company re-measures its previously held equity interest in the acquiree at its acquisition date fair value.  Any resulting gain or loss is recognized in the Company’s determination of net income or loss.  The acquisition method of accounting is applied on the date control is obtained.

Advertising costs

Advertising costs of $2,684 (2013 - $3,535) were expensed as incurred and recorded to selling, general and administration expenses in the statement of operations and comprehensive income or loss.

Royalties

Certain of the Company’s purchase and sale agreements contain provisions that require the Company to make royalty payments.  Royalty payments, including accrued amounts, are recorded to operating expense on the statement of operations and comprehensive income or loss as incurred.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Costs associated with exit activities

The Company records employee termination costs that represent a one-time benefit accruing to an employee as an expense when management approves and commits to a plan of termination and communicates the termination arrangement to the employee.  Expenses may be recorded in future periods if employees are required to provide future services in order to receive the termination benefits.  A liability for costs to terminate a contract before the end of its term is recognized when the Company terminates the contract.  Other costs associated with an exit activity may include costs to consolidate or close facilities and relocate employees, which are expensed as incurred.

Impairment and disposal of long-lived assets and assets held for sale

An impairment loss is recognized when events or circumstances indicate that the carrying amount of a long-lived asset is not recoverable and exceeds its estimated fair value.  Management assesses its long-lived assets periodically or more frequently if impairment indicators exist.  Any resulting impairment loss is recorded in the period in which the impairment occurs.

Long-lived assets, to be disposed of other than by sale, such as abandonment or exchange for similar productive long-lived assets, are classified as held and used until the disposal transaction occurs.

Net assets are classified as held for sale when their carrying amount is to be recovered through sale rather than continued use.  Held for sale assets requires management at the relevant level committing to the sale, determining that the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and the sale must be highly probable.

Assets held for sale are no longer amortized and are instead recognized at the lower of their carrying amount and estimated fair value less costs to sell.

Share based compensation

Share based options

With the exception of stock options assumed on the acquisition of Waste Services, Inc. (“WSI”), the Company has issued all share based options with stock appreciation rights.  Stock appreciation rights give the holder the right to surrender to the Company all or a portion of an option in exchange for cash equal to the excess of the fair market value, defined as the closing trading price of a share on the business day immediately preceding the date of surrender, over the option’s exercise price.

Stock appreciation rights are measured at fair value on the date of grant and are re-measured at their estimated fair value at each balance sheet date until the date of settlement.  The Company considers estimated forfeitures in the determination of its fair value estimate.  Changes to estimated forfeitures are recorded as a selling, general and administration expense in the period in which the change occurs.  Changes in the estimated fair value of share based options are also recorded to selling, general and administration expense. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period for the entire award.

Stock options assumed on the acquisition of WSI were fully vested and measured at fair value on the date of closing.

The Company uses the Black-Scholes-Merton option pricing model to estimate the fair value of these awards, which requires several input variables.  These variables include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price.  Changes in these variables can materially affect the estimated fair value of share based compensation and, consequently, the amount recognized in selling, general and administration expense on the statement of operations and comprehensive income or loss.

Restricted shares

Compensation expense for restricted share awards is recognized over the period in which employee services are rendered.  Restricted shares with graded vesting schedules are viewed as separate awards and each is accounted for separately over the employee service period to the date of vesting.  The Company purchases its own shares on the open market and deposits them into a trust account where the share is held for the benefit of the restricted share award recipient.  Restricted shares are initially recorded to shareholders’ equity at the grant date fair value of the shares.  The related expense is recorded to selling, general and administration expense as the employee service period is satisfied.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Performance Share Units (“PSUs”)

PSUs have been issued to certain employees of the Company.  PSU awards are subject to meeting a three year service period, subject to certain conditions, and certain one and three year performance measures for operating cash flow and return on invested capital, respectively.  The fair value of each PSU is based on the expected level of achievement relative to each performance measure and the price of the Company’s shares traded on the Toronto Stock Exchange (“TSX”).  The Company’s compensation committee may, in its sole discretion, consider other business circumstances that warrant adjustment to the financial results or targets when assessing the final award amount.  Compensation expense is recognized over the service period based on the estimated fair value of the award at each balance sheet date until the date of vesting.

The Company uses the Black-Scholes-Merton pricing model to estimate the fair value of its PSUs which requires several input variables.  Changes in these variables can have a significant impact on the estimated fair value of PSUs and, consequently, the related amounts accrued on the balance sheet and recognized as compensation expense or recovery in the statement of operations and comprehensive income or loss.  Compensation expense or recovery is based on the change or a portion of the change in the estimated fair value of the PSU at each reporting period multiplied by the percentage of the service period satisfied at the reporting date.  The Company considers the likelihood of achieving each performance measure and recognizes compensation expense only to the extent that it believes the performance measures will be achieved.  If the Company concludes that it is unlikely that its performance measures will be met, the Company will recover any amounts accrued to date and cease recognizing compensation expense until this conclusion is no longer supportable.  In estimating the fair value of the liability, the Company also considers current and historical forfeitures.  PSUs are settled in cash and are recorded as liabilities on the Company’s balance sheet.  Changes in the fair value of PSUs are recorded to selling, general and administration expense in the statement of operations and comprehensive income or loss.

Shares held by a rabbi trust

Common shares held in a rabbi trust are classified as treasury shares.  Shares of the Company acquired for the benefit of its U.S. LTIP participants are held in a rabbi trust.  A rabbi trust, as a grantor trust, requires that the assets held in trust be available to satisfy the claims of general creditors in the event of bankruptcy.  The deferred compensation obligation is recorded to restricted shares as a component of shareholders’ equity and subsequent changes in the fair value of the shares are not recognized in either treasury stock or deferred compensation obligations.  As U.S. LTIP participants draw shares from the rabbi trust, both the deferred compensation obligation and shares acquired by the U.S. LTIP reduce by a similar amount.  The rabbi trust holds no other investments.

Financial instruments

Derivatives, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract, subject to certain exceptions, are measured at their estimated fair value, even when they are part of a hedging relationship.

Gains or losses on financial instruments measured at their estimated fair values are recognized in the statement of operations and comprehensive income or loss in the periods in which they arise, with the exception of gains and losses on certain financial instruments that are part of a designated hedging relationship.  Financial instruments are presented as other assets or other liabilities on the Company’s balance sheet.  Gains or losses on financial instruments designated as hedges are recognized in other comprehensive income or loss.

Derivatives are financial instruments or other contracts that embody all of the following characteristics:

•      their value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable (sometimes called the “underlying”), provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract;

•      they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

•      they are settled at a future date.

The Company enters into various types of derivative financial instruments, which may include some or all of the following: interest rate swaps, commodity swaps, foreign currency exchange agreements or old corrugated cardboard hedges.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Embedded derivatives are components of a hybrid (combined) instrument that also include a non-derivative host contract.  The result is that some of the cash flows of the combined instrument vary in similarity to a stand-alone derivative.  An embedded derivative causes some or all of the cash flows that would otherwise be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract.  An embedded derivative is separated from its host contract when all of the following conditions are met:

•      the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•      the separated instrument would meet the definition of a derivative; and

•      the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in net income or loss.

The Company identified an embedded derivative in a wood waste supply agreement.  This agreement was subsequently amended and the embedded derivative identified in the original agreement no longer exists.  Gains or losses on embedded derivatives are recorded in the statement of operations and comprehensive income or loss as a gain or loss on financial instruments and are presented as other assets or other liabilities on the Company’s balance sheet.

Hedges

Hedges modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item.  Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income or loss in the same period or periods.  In addition, hedge accounting is only applied when gains, losses, revenues and expenses on a hedging item would otherwise be recognized in net income or loss in a different period than the hedged item.

The application of hedge accounting is at the option of the Company; however, hedge accounting can only be applied when, at the inception of the hedging relationship the Company has satisfied the following conditions:

•      the nature of the specific risk exposure or exposures being hedged has or have been identified in accordance with the Company’s objective and strategy;

•      the Company has designated that hedge accounting will be applied to the hedging relationship; and

•      the Company has formally documented its risk management objective, its strategy, the hedging relationship, the hedged item, the related hedging item, the specific risk exposure or exposures being hedged, the term of the hedging relationship, and the method for assessing the effectiveness of the hedging relationship.

In addition, both at the inception of the hedging relationship, and throughout its term, the Company has to be reasonably certain that the relationship will be effective and consistent with its originally documented risk management objective and strategy.  Hedge effectiveness represents the extent to which changes in the fair value or cash flows of a hedged item relating to a risk being hedged, and arising during the term of a hedging relationship, are offset by changes in the estimated fair value or cash flows of the corresponding hedging item related to the risk being hedged and arising during the same period.  Accordingly, the effectiveness of the hedging relationship must be reliably measurable, the hedging relationship must be assessed on a regular periodic basis over its term to determine that it has been maintained, and is expected to be effective, and in the case of a forecasted transaction, it is probable that the transaction will occur.

Fair value hedges, hedge the exposure to changes in the fair value of: a recognized asset or liability; an unrecognized firm commitment; or, an identified portion of such an asset, liability or firm commitment.  The Company has no fair value hedges.

Cash flow hedges, hedge the exposure to variability of cash flows associated with: a recognized asset or liability; a forecasted transaction; or, a foreign currency risk in an unrecognized firm commitment.  The gain or loss resulting from the effective portion of the hedge is recognized in other comprehensive income or loss and the ineffective portion of the gain or loss is recognized as a net gain or loss on financial instruments in the Company’s statement of operations and comprehensive income or loss.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company discontinues hedge accounting when a hedging relationship ceases to satisfy the conditions of hedge accounting, including: maturity, expiry, sale, termination, cancellation or exercise, of the hedging item or hedged item; the anticipated transaction will not occur within the documented time period or within an additional two month period thereafter; the Company terminates its designation of the hedging relationship; or, the hedging relationship ceases to be effective.  When a hedging item ceases to exist or it is determined that the anticipated transaction will not occur, amounts recognized in other comprehensive income or loss are recognized in net income or loss.  If the Company terminates its designation of the hedging relationship or the hedging relationship ceases to be effective, amounts recorded to other comprehensive income or loss in previous periods are not reversed, while amounts arising subsequently are recorded to the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.  Amounts that were recorded to other comprehensive income or loss in previous periods that were not reversed are recorded as a net gain or loss on financial instruments in the same period or periods as the hedged transaction affects net income.

Foreign currency translation

The Company’s functional currency is the Canadian dollar.  Accordingly, its financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars.  The Company has concluded that its U.S. segments are self-sustaining foreign operations and therefore translates these segments applying the current rate method.  Application of this method translates assets and liabilities to Canadian dollars from their functional currency using the exchange rate in effect at the balance sheet date.  Revenues and expenses are translated to Canadian dollars at the average monthly exchange rates in effect during the year or period.  The resulting translation adjustments are included in other comprehensive income or loss and are only included in net income or loss when the Company realizes a reduction in its investment in its foreign operations.  Gains or losses on foreign currency balances or transactions that are designated as hedges of a net investment in self-sustaining foreign operations are offset against exchange gains or losses included in other comprehensive income or loss.

The Company has elected to report its financial results in U.S. dollars.  Accordingly, the Company’s balance sheet is translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date.  The statement of operations and comprehensive income or loss and statement of cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.

4.  Changes in Accounting Policies

Presentation of Financial Statements and Property, Plant and Equipment — Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

In April 2014, the Financial Accounting Standards Board (“FASB”) issued amendments to the requirements for reporting discontinued operations.  The amended requirements define discontinued operations as a component or group of components of an entity, or a business or nonprofit activity, that is disposed of, or is classified as held for sale, and that represents a strategic shift that has or will have a major effect on an entity’s operations and financial results.  The amendments also include new disclosure requirements.  For disposals of individually significant components that do not qualify as discontinued operations, an entity must disclose pre-tax profit or loss attributable to the disposed component.  This guidance is effective prospectively for all reporting periods beginning after December 15, 2014.  Early adoption is permitted, but only for disposals (or classifications as held for sale) that had not been reported in financial statements previously issued or available for issue.  The Company elected to early adopt the new amendments and the adoption did not have a significant impact on the Company’s financial statements.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Revenue — Revenue from Contracts with Customers

In May 2014, FASB issued their final standard on revenue from contracts with customers.  The standard provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.  The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  In applying the revenue model to contracts within its scope, an entity identifies the contract(s) with a customer (step 1), identifies the performance obligations in the contract (step 2), determines the transaction price (step 3), allocates the transaction price to the performance obligations in the contract (step 4), and recognizes revenue when (or as) the entity satisfies a performance obligation (step 5).  This standard applies to all contracts with customers except those that are within the scope of other topics.  Certain provisions of this standard also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of property, plant, and equipment; land and buildings; or intangible assets) and existing accounting guidance applicable to these transfers has been amended or superseded. Compared with current U.S. GAAP, this standard also requires significantly expanded disclosures about revenue recognition.  Broadly, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.  Disclosure includes separately disclosing revenues derived from contracts with customers from other sources of revenues and separately disclosing any impairment losses recognized on any receivables or contract assets from other contracts.  An entity is also required to disaggregate its revenues recognized from contracts into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.  Disaggregated revenues must be further reconciled to revenues presented on a reportable segment basis to allow financial statement users to understand the relationship between disaggregated and reportable segment revenues.  Disclosures are also required with respect to the opening and closing balances of receivables, contract assets, and contract liabilities from contracts with customers, if not otherwise separately presented and disclosed.  In addition, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is required disclosure, and revenue recognized in the reporting period from performance obligations satisfied, in full or in part, in previous periods, must also be disclosed.  Qualitative and quantitative disclosures for contract assets and liabilities must also disclose changes resulting from business combinations, cumulative catch-up adjustments to revenues, including a change in the measure of a contracts progress, a change in an estimate of the transaction price, a contract modification, a contract impairment, a change in the condition of rights or a change in the time for a performance obligation to be satisfied.  An entity must further disclose its significant performance obligations included in its contracts with its customers, including when performance obligations are satisfied, the significant terms of payment, the nature of the goods or services that an entity has promised to transfer, obligations for returns, refunds and any type of warranty or related obligation.  Any portion of the transaction price that is allocated to a performance obligation that is unsatisfied is required disclosure, including an explanation of when the entity expects to recognize revenues pertaining to an unsatisfied performance obligation and disclosing numerically the amounts to recognize over appropriate and relevant time bands.  Significant judgments made assessing the timing of performance obligations and determining the allocation of the transaction price to the performance obligations that could significantly impact the determination of revenue recognized from contracts with customers must be disclosed.  Performance obligations satisfied over time requires disclosure of the method used to recognize revenue and a supporting explanation of why this method was chosen.  Performance obligations satisfied at a point in time must also be disclosed when significant judgments are made in evaluating when a customer obtains control of a good or service.  This guidance is effective for annual reporting periods beginning after December 15, 2016, including each interim period thereafter.  An entity can chose to adopt this guidance applying one of two approaches:

a.              retrospective application for each prior reporting period presented, subject to certain practical expedients in respect of completed contracts and transaction prices allocated to the remaining performance obligations that an entity expected to recognize as revenue, or

b.              retrospective application with the cumulative effect of initially applying this guidance recognized at the date of initial application.  If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of, including the amount by which each financial statement line item is affected in the current reporting period by the application of this guidance compared to the guidance that was in effect before the change and an explanation of the reasons for significant changes.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Early application is not permitted.

The Company is still assessing the impact this guidance will have on its financial statements.

Compensation — Share Based Compensation

In June 2014, FASB issued guidance on how entities record compensation cost when an award participant’s requisite service period ends in advance of the performance condition being satisfied.  That is, when an award participant is eligible to vest in the award regardless of whether the participant is rendering service on the date the performance target is achieved.  The guidance requires entities to recognize compensation cost in the period in which it becomes probable that the performance condition will be achieved and should record the compensation cost over the period for which the award participant renders service.  If the performance target becomes probable of achievement before the end of the requisite service period, the remaining unrecognized compensation cost must be recognized over the remaining requisite service period.  If the achievement of the performance condition becomes probable after the award participants requisite service period, compensation cost will be recognized immediately in the period when the performance condition becomes probable.  The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest.  The guidance also outlines that the grant date fair value of the award should not consider the performance condition in its determination.  This guidance is effective for all reporting periods beginning after December 15, 2015 with early adoption permitted.  The amendments are to be applied either prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.  The Company does not anticipate this guidance will have a significant impact on its financial statements.

Presentation of Financial Statements — Going Concern

In August 2014, FASB released additional guidance with respect to management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern.  In connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern.  Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued, or are available to be issued.

When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should consider whether its plans that are intended to mitigate those relevant conditions or events will alleviate this doubt. The entity must disclose information that enables users of the financial statements to understand 1) principal conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern and 2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations. If the substantial doubt is alleviated as a result of consideration of management’s plans, the entity is also required to disclose the relevant plan that alleviated the substantial doubt. However, if the substantial doubt is not alleviated as a result of consideration of management’s plans the entity is required to disclose plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern.

These amendments are effective for all reporting periods beginning after December 15, 2016 with early adoption permitted.  The Company does not anticipate these new amendments will have a significant impact on its financial statements.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Income Statement — Extraordinary and Unusual Items

In January 2015, FASB simplified an entities’ income statement presentation by eliminating the concept of extraordinary items as part of its initiative to reduce complexity in accounting standards.  Eliminating the concept of extraordinary items will save time and reduce costs for preparers because they will not have to assess whether a particular event or transaction event is extraordinary.  This also alleviates uncertainty for preparers, auditors, and regulators because auditors and regulators will no longer need to evaluate whether a preparer treated an unusual and/or infrequent item appropriately.  The amendments are effective for all reporting periods beginning after December 15, 2015.  A reporting entity may apply the amendments prospectively.  A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements.  Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption.  The Company does not anticipate that this guidance will have a significant impact on its financial statements.

5.  Acquisitions

The following table outlines the number of acquisitions completed in each of the Company’s segments for the years ended December 31, 2014 and 2013.  Acquisitions may include all of the issued and outstanding share capital of the purchased company or a company’s assets, including various current assets and liabilities.  Each of the acquisitions completed constitutes a business.

	December 31
	2014			2013
	Assets	Shares	Total	Assets	Shares	Total

Canada	—	1	1	1	—	1
U.S. south	3	1	4	2	—	2
Total acquisitions	3	2	5	3	—	3

The Company considers each of these acquisitions a “tuck-in”.  Tuck-ins represent the acquisition of solid waste collection and or disposal operations in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces and to expected synergies resulting from personnel and operating overhead reductions, disposal or collection advantages or the deployment of market focused strategies.  Pro forma revenues and net income for these acquisitions have not been disclosed as the companies acquired are immaterial both individually and in the aggregate.  The financial results of these acquisitions have been included in the Company’s financial statements from their dates of closing.

The payment of contingent consideration, for acquisitions completed prior to 2009, which results from meeting various business performance targets, is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid, including the preliminary allocation to the fair value of net assets acquired and excluding the acquisition of the remaining interest in our equity accounted investee, is as follows:

	December 31
	2014	2013

Consideration
Cash, including holdbacks and unpaid consideration (as applicable)	$98,638	$3,262

Allocation of net assets acquired
Accounts receivable	$6,493	$294
Intangibles (Note 10)	$13,803	$1,400
Goodwill (Note 11)	$68,244	$845
Capital assets	$19,786	$1,288
Accounts payable	$(9,688)	$(565)

Consideration by segment
Canada	$—	$505
U.S. south	98,638	2,757
Total consideration	$98,638	$3,262

Goodwill recorded by segment
Canada	$—	$371
U.S. south	68,244	474
Total goodwill	$68,244	$845

Goodwill expected to be deductible for tax purposes	$68,244	$845

	December 31
	2014	2013

Aggregate cash consideration (excluding holdbacks, cash payments due to sellers for achieving various business performance targets and unpaid consideration due to seller where control has transferred but amounts remain unpaid)	$69,016	$2,848

Contingent consideration (paid in respect of acquisitions completed prior to January 1, 2009)	$526	$425

Transaction costs (included in selling, general and administration expense)	$564	$781

The Company is awaiting certain information which may impact intangibles and capital assets.  Any change to the amounts allocated to intangibles and capital assets will lead to a corresponding change to goodwill.

On December 31, 2014, the Company obtained control over certain assets acquired which the Company funded on January 2, 2015 in the amount of $29,457.  At December 31, 2014, this amount is recorded in accrued charges on the Company’s balance sheet.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company typically holds back a portion of amounts due to sellers subject to the acquired operations meeting various business performance conditions being met.  These conditions are generally short-term in nature and the Company has assessed the fair value of its obligation for payment as the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted to the date of acquisition.  Holdback and additional amounts payable for current period acquisitions totaled $165 as at December 31, 2014 (December 31, 2013 - $414).

Acquisition of equity accounted investee

On January 31, 2014, the Company purchased the remaining fifty percent interest in its equity accounted investee (Note 15).  Upon obtaining control, the Company re-measured its previously held fifty percent ownership interest at fair value and recorded a non-cash gain in the statement of operations and comprehensive income or loss.  Goodwill arising from this acquisition is largely attributable to expected synergies as a result of personnel and operating overhead reductions and the deployment of market focused strategies.

The full financial results of this acquisition have been included in the Company’s financial statements from the date of closing.  Financial results before January 31, 2014 are included in net loss (income) from equity accounted investee in the statement of operations and comprehensive income or loss.

Cash consideration paid, the carrying amount of the Company’s previously held equity method investment, the re-measurement gain recorded, and the allocation to the fair value of net assets acquired, are as follows:

Cash consideration	$8,156
Carrying amount of previously held equity method investment	4,359
Re-measurement gain on previously held equity method investment	5,156
Fair value of net assets acquired	$17,671

Allocation of net assets acquired
Accounts receivable	$533
Intangibles (Note 10)	$4,424
Goodwill (Note 11)	$11,594
Capital assets	$4,402
Accrued charges	$(439)
Shareholder loans	$(1,921)
Deferred income taxes	$(922)

Goodwill recorded by segment
Canada	$11,594
Total goodwill	$11,594

Goodwill expected to be deductible for tax purposes	$—

6.  Net Assets Held for Sale

In September 2014, the Company undertook an evaluation of its strategic options for its Long Island, New York operations included in its U.S. northeast segment.  As a result of the evaluation, the Company issued a confidential information memorandum (“CIM”) to a targeted audience of prospective buyers for its commercial, industrial and residential collection business and its transfer station and material recovery facilities that operate in this area.  In reaching this decision, the Company concluded that it could generate a higher return from monetizing the net assets of this operation versus continuing to operate them.  The Company accepted an offer and completed the sale of assets on February 28, 2015 (Note 29).

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net assets held for sale are recorded at their carrying amounts as follows:

December 31, 2014

Accounts receivable	$7,287
Prepaid expenses	1,425
Intangibles	10,263
Goodwill	15,949
Capital assets	33,797
Accounts payable	(4,114)
Accrued charges	(2,373)
Deferred income taxes	(1,218)
Total net assets held for sale	$61,016

7.  Accounts Receivable - Allowance for Doubtful Accounts

The following table illustrates the change in the Company’s allowance for doubtful accounts for the years ended December 31, 2014 and 2013.

	December 31
	2014	2013

Balance, beginning of the year	$6,857	$5,980
Additions, during the year	4,283	6,083
Written-off, uncollectible, during the year	(5,965)	(5,940)
Recoveries, during the year	1,355	865
Foreign currency translation adjustment, for the year	(168)	(131)
Balance, end of year	$6,362	$6,857

8.  Other Receivables

	December 31
	2014	2013

Note receivable from sale of property
Non-interest bearing note due April 2, 2024	$8,620	$—
Less: unamortized discount applying imputed interest rate of 5.3%	3,342	—
Note receivable from sale of property net of unamortized discount	5,278	—

Other
Direct finance lease receivables	229	68
	5,507	68
Less current portion of other receivables	47	68
	$5,460	$—

9.  Restricted Cash

Restricted cash represents cash received from IRB drawings that have been received in advance of incurring expenditures for which the IRBs are made available.  At December 31, 2014, $521 (2013 - $498) of cash is restricted to fund a portion of landfill construction activities and equipment and container expenditures in the Company’s U.S. northeast operations.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

10.  Intangibles

	December 31, 2014
	Cost	Accumulated amortization	Net book value	Additions (including adjustments as applicable)	Weighted average amortization period of additions (expressed in years)

Customer collection contracts	$223,510	$168,041	$55,469	$4,300	5.00
Customer lists	182,233	97,564	84,669	13,225	6.57
Non-competition agreements	11,249	6,958	4,291	578	5.00
Transfer station permits	25,119	7,527	17,592	—	—
Trade-names	12,060	8,152	3,908	124	1.00
	$454,171	$288,242	$165,929	$18,227

	December 31, 2013
	Cost	Accumulated amortization	Net book value	Additions (including adjustments as applicable)	Weighted average amortization period of additions (expressed in years)

Customer collection contracts	$235,369	$160,847	$74,522	$74	5.00
Customer lists	243,961	131,112	112,849	1,241	7.50
Non-competition agreements	11,171	4,919	6,252	(315)	3.50
Transfer station permits	27,708	6,973	20,735	—	—
Trade-names	12,598	6,878	5,720	—	—
	$530,807	$310,729	$220,078	$1,000

Adjustments to the fair value of certain assets, occurring in the measurement period, and acquired in the prior year, resulted in no adjustment for the year ended December 31, 2014 (2013 - $400 decrease to non-competition agreements).

During the year, certain customer lists recorded in the Company’s northeast segment were determined to be impaired as a result of current and projected operating losses.  Accordingly, a $3,463 impairment loss was recorded to amortization expense in the statement of operations and comprehensive income or loss for the year ended December 31, 2014.

During the prior year, a Canadian transfer station permit revocation requested by the Company was granted by the Ontario Ministry of the Environment.  In conjunction with the revocation, the transfer station permit recorded to intangible assets was immediately impaired.  Accordingly, a $4,074 impairment loss was recorded to amortization expense in the statement of operations and comprehensive income or loss for the year ended December 31, 2013.

Intangible assets are expected to amortize in the next five years and thereafter as follows:

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

2015	$40,848
2016	35,940
2017	31,546
2018	18,412
2019	12,770
Thereafter	26,413
$165,929

11.  Goodwill

The following tables outline the change in goodwill for the years ended December 31, 2014 and 2013.

	December 31, 2014
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$383,473	$423,164	$459,267	$1,265,904
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	383,473	423,164	98,710	905,347
Goodwill recognized on acquisitions, during the year	11,594	68,244	—	79,838
Goodwill adjustments in respect of prior year acquisitions, during the year	—	526	—	526
Goodwill transferred to net assets held for sale, during the year	—	—	(15,949)	(15,949)
Foreign currency exchange adjustment, for the year	(32,468)	—	—	(32,468)

Goodwill, stated at cost	362,599	491,934	443,318	1,297,851
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of year	$362,599	$491,934	$82,761	$937,294

	December 31, 2013
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$409,296	$421,108	$459,267	$1,289,671
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	409,296	421,108	98,710	929,114
Goodwill recognized on acquisitions, during the year	371	474	—	845
Goodwill adjustments in respect of prior year acquisitions, during the year	272	1,582	—	1,854
Foreign currency exchange adjustment, for the year	(26,466)	—	—	(26,466)

Goodwill, stated at cost	383,473	423,164	459,267	1,265,904
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of year	$383,473	$423,164	$98,710	$905,347

In 2014, adjustments to preliminary purchase price allocations resulted in a $nil (2013 - $1,429) increase to goodwill.

The Company has not disposed of any goodwill or recognized an impairment charge for the years ended December 31, 2014 and 2013.

In October 2014, certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract, made the likelihood of being awarded the contract indeterminate at that time.  In light of those developments, the Company was required to re-perform step one of the goodwill impairment test to determine if the carrying amount of the U.S. northeast reporting unit was in excess of its fair value.  The results of the step one test for impairment indicated that this reporting unit may be impaired.  Accordingly, the Company performed step two of the goodwill impairment test with the assistance of an independent valuation firm.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Step two of the impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.  The fair value of goodwill for the U.S. northeast reporting unit was determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company applied certain valuation and appraisal techniques appropriate for the asset or liability being fair valued.  For example, the Company’s vehicles and other equipment were valued applying both the indirect and direct valuation approaches.  Fair values attributable to customer list intangibles, landfill assets and trade names were determined applying a discounted cash flow approach and the cost method was applied to determine the fair value of the Company’s transfer station permits.

The results of the step two test of impairment support the carrying amount of the U.S. northeast reporting unit’s goodwill.

12.  Deferred Financing Costs

	December 31, 2014
	Cost	Accumulated amortization	Net book value

Deferred financing costs	$21,745	$7,328	$14,417

	December 31, 2013
	Cost	Accumulated amortization	Net book value

Deferred financing costs	$23,410	$4,373	$19,037

Amortization of deferred financing costs amounted to $3,418 (2013 - $3,436) for the year ended December 31, 2014 and is recorded to interest on long-term debt.  For the year ended December 31, 2013, $1,240 of deferred financing costs were written-off in connection with the Company’s repayment of its 2005 Seneca County Industrial Development Agency Variable Rate Demand Solid Waste Disposal Revenue Bond (“2005 Seneca IRB Facility”) (Note 18).

Deferred financing costs are expected to amortize in each of the next five years and thereafter as follows:

2015	$3,263
2016	3,263
2017	3,263
2018	2,801
2019	429
Thereafter	1,398
$14,417

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

13.  Capital Assets

	December 31, 2014
	Cost	Accumulated amortization	Net book value

Land and improvements	$133,716	$—	$133,716
Buildings and improvements	275,452	72,795	202,657
Vehicles and equipment	842,994	412,138	430,856
Containers and compactors	364,978	209,764	155,214
Furniture, fixtures and computer equipment	32,486	26,379	6,107
	$1,649,626	$721,076	$928,550

	December 31, 2013
	Cost	Accumulated amortization	Net book value

Land and improvements	$141,470	$—	$141,470
Buildings and improvements	286,494	64,400	222,094
Vehicles and equipment	859,474	430,154	429,320
Containers and compactors	323,180	186,144	137,036
Furniture, fixtures and computer equipment	32,834	25,502	7,332
	$1,643,452	$706,200	$937,252

Capitalized interest for the year ended December 31, 2014 amounted to $682 (2013 - $1,240).

At December 31, 2014, assets recorded under capital lease total $646 and $4,528 (2013 - $705 and $5,117) and are recorded to land and improvements and buildings and improvements, respectively.

Impairment

Certain processing equipment previously employed at a construction and demolition processing facility in Canada has been identified as having no future use for the Company.  A combination of factors led to this conclusion, including the available market for the end product generated by the processing equipment, coupled with the Company’s inability to successfully operate the equipment at an acceptable rate of return, which was partially attributable to the supply of wood waste materials in the market of operation.   The Company estimated the fair value of the processing equipment at its estimated proceeds from sale less cost to sell.  The resulting impairment loss is $4,066 which was recorded to amortization expense on the statement of operations and comprehensive income or loss for the year ended December 31, 2014.  To estimate the equipment’s fair value, the Company solicited quotes and information from third parties who are in the business of removing and disposing of machinery of this kind.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

14.  Landfill Assets

	December 31, 2014
	Cost	Accumulated amortization	Net book value

Landfill assets	$1,649,850	$713,755	$936,095

	December 31, 2013
	Cost	Accumulated amortization	Net book value

Landfill assets	$1,614,583	$661,852	$952,731

Capitalized interest for the year ended December 31, 2014 amounted to $2,078 (2013 - $1,989).

15.  Investments

Investment at cost

In June 2013, the Company acquired a 19.9% non-controlling interest in TerraCycle Canada ULC (“TerraCycle”) for total consideration of 1,035 Canadian dollars (“C$”).  TerraCycle is a Canadian unlimited liability company that offers programs to collect waste and convert the collected waste into a wide range of products and materials.  This investment is accounted for applying the cost method of accounting.

Investment in equity accounted investee

The Company had a fifty percent ownership interest in two companies whose business was comprised principally of compactor and related equipment rentals.  The remaining ownership was owned by two trusts.  The Company exercised joint control over its investment through its fifty percent ownership interest and its ability to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors could not be nominated by the Company and the Chairperson could not be a member of the Company’s Board of Directors.  The Chairperson of the investee was entitled to cast a second vote in the event of a tie amongst its board.  Certain matters were beyond the control of the investee’s board and resided with its shareholders.  These matters included certain financing, board composition, the sharing of profits and material business changes.

Effective April 1, 2013, the Company entered into an amending agreement to purchase the remaining fifty percent interest in the investee no later than February 28, 2015, subject to the Company or the seller providing notice of purchase or sale, at an amount equal to the greater of fifty percent of revenues less operating and selling, general and administration expense of the investee for the preceding 12 month period multiplied by six or C$9,000.  Certain conditions could accelerate the purchase or extend the commitment beyond February 28, 2015.  On January 31, 2014, the Company purchased the remaining fifty percent interest in its equity accounted investee.  See Note 5.

The following table summarizes the Company’s investments:

	December 31, 2014	December 31, 2013

Cost method investment	$892	$973
Equity method investment	—	4,686
Total investments	$892	$5,659

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

16.  Other Assets and Other Liabilities

	December 31
	2014	2013

Other assets
Fair value of commodity swaps	$—	$2,819
Fair value of interest rate swaps	5,315	19,199
	5,315	22,018
Less current portion of other assets	—	2,149
	$5,315	$19,869

Other liabilities
Fair value of interest rate swaps	$23,215	$19,733
Fair value of commodity swaps	3,384	—
Fair value of wood waste supply agreement	—	806
Deferred lease liabilities	941	1,220
Unfavourable lease arrangements	310	515
Contingent acquisition payables	—	459
Share based compensation (Note 22)	5,350	4,300
Other	476	635
	33,676	27,668
Less current portion of other liabilities	16,558	12,925
	$17,118	$14,743

17.  Accrued Charges

Accrued charges comprise the following:

	December 31, 2014	December 31, 2013

Insurance	$38,295	$33,879
Payroll and related costs	36,173	41,824
Franchise and royalty fees	9,475	9,127
Interest	1,676	876
Provincial, federal and state sales taxes	6,773	6,895
Acquisition holdbacks, acquisition related costs and amounts owing to seller	38,639	2,668
Environmental surcharges	6,062	6,972
Property taxes	399	189
Share based options (Note 22)	6,830	7,854
Other	30,009	26,707
	$174,331	$136,991

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

18.  Long-Term Debt

	December 31
	2014	2013

Senior secured term B facility, net of debt discount $1,480 (2013 - $1,948)	$488,520	$493,052
Senior secured revolving credit	998,913	983,481
IRBs	64,000	64,000
Other	6,612	7,725
	1,558,045	1,548,258
Less current portion of long-term debt	5,428	5,969
	$1,552,617	$1,542,289

Consolidated credit agreement

Effective October 24, 2012, the Company entered into a Credit Agreement (the “consolidated facility”).  The borrower under the consolidated facility is Progressive Waste Solutions Ltd. and the facility is guaranteed by all subsidiaries of the Company, excluding certain subsidiaries as permitted by the consolidated facility.

The consolidated facility is comprised of a $500,000 senior secured term B facility (“term B facility”) and a $1,850,000 senior secured revolving facility (“consolidated revolver”) having original maturity dates of October 24, 2019 and October 24, 2017, respectively.  The consolidated facility has a $750,000 accordion feature, which is available subject to certain conditions.  Proceeds from the consolidated facility were used to refinance previously existing indebtedness and may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and for general corporate purposes.  Amounts drawn under the consolidated revolver, plus accrued interest, are repayable in full at maturity.  The term B facility is subject to principal amortization of one percent per annum and payable quarterly commencing in March 2013.  All amounts outstanding under the term B facility, plus accrued interest, are repayable in full at maturity.  The term B facility is also subject to mandatory prepayment if certain conditions exist, which include net cash proceeds from the sale of assets, the issuance of additional indebtedness that does not constitute permitted indebtedness and a percentage of excess cash flow, all of which are subject to various conditions.

The Company is required to provide its consolidated facility lenders with a first priority perfected security interest in all present and future assets of it and its subsidiaries, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of the Company’s direct and indirect subsidiaries, subject to certain conditions.  Excluded subsidiaries, real estate and certain other equipment are excluded from the first priority perfected security requirement unless requested by the lenders.

The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA ratio (“leverage ratio”) of four times, as defined therein.  In the event the Company delivers to its lenders a corporate credit rating from Standard & Poor’s or Moody’s of at least BBB-/Baa3 (with a stable outlook or better), the Company may elect to have the security interests of the lenders terminated, provided the term B facility is repaid in full, at which time the maximum leverage ratio declines to three and one half times.  The leverage ratio increases to four and one half times if the Company obtains unsecured indebtedness in an aggregate amount of not less than $250,000 and remains at this ratio for as long as the unsecured indebtedness remains outstanding.  The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if the Company elects to have the security interests of the lenders terminated.

Effective November 26, 2013, the Company entered into an Amendment to the Credit Agreement which resulted in lower applicable margins on both the term B facility and consolidated revolver drawings and extended the maturity of the consolidated revolver to October 24, 2018.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Borrowings on the consolidated revolver are available in either U.S. or Canadian dollars.  Applicable margins are dependent on the Company’s leverage ratio.  If an event of default occurs, the applicable margin on all obligations owing under the consolidated facility will increase by 2.0% per annum.  Pricing on the consolidated facility is as follows:

	Term B facility - Euro based loans	Term B facility - U.S. based loans	Consolidated revolver - Euro based loans	Consolidated revolver - Bankers’ Acceptances (“BA”)/BA equivalents	Consolidated revolver - U.S. based/ Canadian prime rate loans	Letters of credit	Commitment fee

Interest rate basis	LIBOR	U.S. base prime	LIBOR	BA or BA equivalents plus 10 basis points	U.S. base or Canadian prime rate
Applicable margin	2.25%	1.25%
Floor	0.75%
Applicable margin - minimum			1.25%	1.25%	0.25%
Applicable margin - maximum			2.00%	2.00%	1.00%
Fee rate - minimum						1.50%	0.25%
Fee rate - maximum						2.25%	0.50%
Frequency of payments	Monthly, in arrears	Quarterly, in arrears	In arrears, for applicable term	In advance, for applicable term	Quarterly, in arrears	Quarterly, in arrears	Quarterly, in arrears

Details of outstanding debt - credit facilities

	December 31
	2014	2013

Term B facility
Amount drawn	$490,000	$495,000
Interest rate applicable	3.00%	3.00%

Consolidated revolver
Amount drawn	$998,913	$983,481
Letters of credit	$200,212	$196,909
Available	$650,875	$669,610
Amount drawn - Euro based loan	$575,000	$463,250
Interest rate applicable - Euro based loan	1.99%	1.99%
Amount drawn - BAs	$415,913	$512,410
Interest rate applicable - BAs	3.11%	3.03%
Amount drawn - U.S. based loan	$8,000	$5,000
Interest rate applicable - U.S. based loan	4.00%	4.00%
Amount drawn - Canadian prime rate loan	$—	$2,821
Interest rate applicable - Canadian prime rate loan	3.75%	3.75%
Commitment - rate applicable	0.375%	0.375%

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

IRBs

The Company entered into the following IRB facilities which are available to fund a portion of landfill construction activities and equipment, vehicle and container expenditures at its Seneca Meadows landfill and in its Pennsylvania and Texas operations: 2005 Seneca IRB Facility, Pennsylvania Economic Development Corporation IRB (“PA IRB Facility”), Mission Economic Development Corporation IRB (“TX IRB Facility”) and 2009 Seneca County Industrial Development Agency IRB (“2009 Seneca IRB Facility”).

IRB Facility	Date entered	Term, expressed in years	Maturity	Availability	Interest rate basis	Frequency of interest payments	Date interest payments commenced	Security

2005 Seneca IRB Facility(*)	Oct. 20, 2005	30	Oct. 1, 2035	$45,000	LIBOR less an applicable discount	Monthly, in arrears	Nov. 1, 2005	Guaranteed by IESI Corporation (“IESI”)
PA IRB Facility	Nov. 16, 2006	22	Nov. 1, 2028	$35,000	LIBOR less an applicable discount	Monthly, in arrears	Dec. 1, 2006	Letter of credit equal to amount drawn
TX IRB Facility	Mar. 1, 2007	15	Apr. 1, 2022	$24,000	LIBOR less an applicable discount	Monthly, in arrears	May. 1, 2007	Letter of credit equal to amount drawn
2009 Seneca IRB Facility	Dec. 1, 2009	30	Dec. 31, 2039	$5,000	Securities Industry and Financial Markets Association Municipal Swap Index	Monthly, in arrears	Feb. 1, 2010	Letter of credit equal to amount drawn

IRB Facility Amendment	Amendment date	Amended interest rate basis	Term for amended interest rate basis, expressed in years

2005 Seneca IRB Facility(*)	Aug. 1, 2008	Fixed rate	5

Note:

(*) Effective October 1, 2013, the Company provided notice to cancel its outstanding $45,000 2005 Seneca IRB facility and repaid the balance in full.  The Company drew on its consolidated revolver to repay the 2005 Seneca IRB Facility.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2014	2013

PA IRB Facility
Amount drawn	$35,000	$35,000
Current daily interest rate	0.10%	0.07%

TX IRB Facility
Amount drawn	$24,000	$24,000
Current daily interest rate	0.08%	0.07%

2009 Seneca IRB Facility
Amount drawn	$5,000	$5,000
Amount restricted	$521	$498
Current daily interest rate	0.10%	0.08%

Loss on extinguishment of debt — 2005 Seneca IRB Facility

	December 31
	2014	2013

Write-off of deferred financing costs	$—	$1,240
Loss on extinguishment of debt	$—	$1,240

Other

In connection with the WSI acquisition, the Company assumed a note that was originally payable to WCA of Florida LLC (“WCA”) and subsequently assigned to Credit Suisse.  The note had an original issue date of June 29, 2007 and was originally issued for $10,500.  The note was non-interest bearing and required payments of $125 per month until its maturity in June 2014.  The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas.  The note was secured by the WCA assets acquired.  At December 31, 2014, the note has been repaid in full.

At December 31, 2014 and 2013, the Company has capital lease obligations of $6,612 (2013 - $7,118) with maturities and interest rates ranging from 2020 to 2025 and 5.00% to 24.80%, respectively.  Future minimum lease payments required under capital lease obligations in each of the next five years ending December 31 and thereafter are as follows:

2015	$1,152
2016	1,195
2017	1,239
2018	1,285
2019	1,333
Thereafter	4,229
10,433
Less amount representing interest	3,821
Present value of minimum capital lease obligations	$6,612

Consolidated long-term debt

The Company is subject to various covenants and restrictions contained in its long-term debt financing agreements.  At December 31, 2014 and 2013 the Company is in compliance with all covenants and restrictions included in these agreements.

Interest on long-term debt amounted to $61,917 (2013 - $60,754) and includes the amortization of deferred financing and debt discount costs but excludes capitalized interest.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Principal repayments, excluding capital lease obligations, required in each of the next five years ending December 31, and thereafter, are as follows:

2015	$4,694
2016	4,694
2017	4,694
2018	1,003,605
2019	469,746
Thereafter	64,000
$1,551,433

19.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs.  The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and changes to landfill closure and post-closure costs between periods.

December 31, 2014
Fair value of legally restricted assets (funded landfill post-closure costs)	$11,365
Undiscounted closure and post-closure costs	$696,491
Credit adjusted risk-free rates - Canadian segment landfills	4.6 - 9.5%
Credit adjusted risk-free rates - U.S. segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2015	$9,519
2016	9,916
2017	16,989
2018	8,962
2019	6,744
Thereafter	644,361
$696,491

	December 31
	2014	2013

Landfill closure and post-closure costs, beginning of the year	$124,454	$113,152
Provision for landfill closure and post-closure costs, during the year	9,974	11,796
Accretion of landfill closure and post-closure costs, during the year	6,132	5,655
Landfill closure and post-closure expenditures, during the year	(4,696)	(4,276)
Disposal of landfill closure and post-closure costs, during the year	(960)	-
Revisions to estimated cash flows, during the year	(1,472)	517
Foreign currency translation adjustment, for the year	(3,287)	(2,390)
	130,145	124,454
Less current portion of landfill closure and post-closure costs	9,519	10,332
Landfill closure and post-closure costs, end of year	$120,626	$114,122

In the prior year, a $1,017 remediation liability was recorded for the clean-up of contaminated land located in Canada.  This same amount was capitalized to land but was determined to be immediately impaired.  Accordingly, a $1,017 impairment charge was recorded to net gain on sale of capital assets on the statement of operations and comprehensive income or loss for the year ended December 31, 2013.

The Company is required to deposit monies into a social utility trust for the purpose of settling post-closure costs at its Lachenaie landfill.  The funding amount is established by the Quebec Government based on each cubic metre of waste accepted and payment is due quarterly.  At December 31, 2014, funded landfill post-closure costs, representing the fair value of legally restricted assets, totals $11,365 (2013 - $10,690).  At December 31, 2014, $11,058 (2013 - $10,333) was deposited into the social utility trust with the balance, $307 (2013 - $357) remaining unfunded and included in accounts payable.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

20.  Shareholders’ Equity

Shareholders’ equity

The Company is authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Effective August 28, 2014, the Company received approval for a normal course issuer bid (“NCIB”) to purchase up to 7,500 of the Company’s common shares for a one year period expiring on August 27, 2015.  Daily purchases are limited to a maximum of 39.034 shares on the Toronto Stock Exchange.  Once a week, the Company is permitted to purchase a block of common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased are expected to be cancelled.

For the year ended December 31, 2014, 2,681 common shares (2013 - nil) were purchased and cancelled at a total cost of $80,770 (2013 - $nil).  As of March 20, 2015, an additional 142 common shares were purchased and settled.

For the year ended December 31, 2014, 12 stock options (2013 — 9) were exercised for total consideration of $123 (2013 - $112).

At December 31, 2014, 457 (2013 — 480) common shares were held in a rabbi trust for U.S. LTIP participants.

Special Shares

The Company is authorized to issue an unlimited number of special shares.  Special shareholders are entitled to one vote in matters of the Company for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property or assets of the Company upon dissolution or wind-up.  At December 31, 2014 and 2013, no special shares are issued.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.  At December 31, 2014 and 2013, no preferred shares are issued.  Each series of preferred shares issued shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.

Details of common and restricted shares for the year ended December 31, 2014 are as follows:

	December 31
	2014	2013

Common shares
Common shares issued and outstanding, beginning of the year	114,853	114,994
Common shares issued on exercise of share based options, during the year	12	9
Repurchase of common shares, during the year	(2,681)	—
Restricted common shares purchased, during the year	(168)	(218)
Restricted common shares forfeited, during the year	13	8
Restricted common shares vested, during the year	78	60
Common shares issued and outstanding, end of year	112,107	114,853

Restricted common shares
Restricted common shares issued and outstanding, beginning of year	322	172
Restricted common shares purchased, during the year	168	218
Restricted common shares forfeited, during the year	(13)	(8)
Restricted common shares vested, during the year	(78)	(60)
Restricted common shares issued and outstanding, end of year	399	322

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of income tax and settlements.

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax	Accumulated other comprehensive loss
December 31, 2014
Balance, beginning of year	$(81,473)	$(418)	$(81,891)
Other comprehensive loss before reclassifications, during the year	(41,773)	—	(41,773)
Amounts reclassified from accumulated other comprehensive loss, during the year	—	418	418
Balance, end of year	$(123,246)	$—	$(123,246)

December 31, 2013
Balance, beginning of year	$(48,292)	$176	$(48,116)
Other comprehensive loss before reclassifications, during the year	(33,181)	(1,051)	(34,232)
Amounts reclassified from accumulated other comprehensive loss, during the year	—	457	457
Balance, end of year	$(81,473)	$(418)	$(81,891)

Net income per share

The following table presents net income and reconciles the weighted average number of shares outstanding at December 31, 2014 and 2013 for the purpose of computing basic and diluted net income per share.

	December 31
	2014	2013

Net income	$126,516	$117,970

Weighted average number of shares, basic	114,822	115,170
Dilutive effect of share based options	—	—
Weighted average number of shares, diluted	114,822	115,170

Net income per weighted average share, basic and diluted	$1.10	$1.02
Issued and outstanding share based options	1,111	2,639

Share based options are anti-dilutive to the calculation of net income per share and have therefore been excluded from the calculation.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

21.  Changes in Non-Cash Working Capital Items

The following table outlines changes in non-cash working capital items:

	December 31
	2014	2013

Accounts receivable	$13,086	$9,704
Prepaid expenses	(2,128)	3,876
Accounts payable	(41,846)	(8,886)
Accrued charges	7,718	5,049
Income taxes recoverable and payable	4,770	459
Deferred revenues	(857)	(1,822)
Effect of foreign currency translation adjustments and other non-cash changes	(1,420)	3,150
	$(20,677)	$11,530

22.  Share Based Compensation

Share based options (“options”) are granted to certain directors, officers or management employees at the discretion of the Company’s Board of Directors, or its designate.  Options, in the absence of any other determination, vest and become exercisable equally on their first, second, third and fourth anniversary dates and expire on the 10th anniversary date of the grant.  The Company reserved 4,000 shares for issuance under the option plan.  The exercise date of options may be accelerated at the discretion of the Board of Directors, or its designate.  On termination of employment without cause, death or disability, the options vest and become immediately exercisable and are not transferable or assignable.

The Company periodically grants restricted shares.  Restricted shares represent incentives for certain management (“employees” or “management”) in respect of their employment with the Company and to align the interests of management with the interests of the Company’s shareholders.  Restricted shares vest when the employee has satisfied the requisite service period.  Management forfeits their right to restricted shares upon termination for cause or resignation without good reason.  Accelerated vesting occurs in certain circumstances, including termination without cause or resignation for good reason, change of control, and death and disability.  Dividends received by the trustee, on restricted shares held for the benefit of management, are paid to the employee.  The employee’s interest in restricted shares cannot be assigned or transferred.

The Company grants share based awards to management as part of its LTIP.  The 2012 annual LTIP award granted PSUs.  Starting in 2013, the Company introduced a combination of options, restricted shares and PSUs to its LTIP award participants.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Options

On March 19, 2014, as part of the current year LTIP, the Board of Directors issued 429 share based options, all of which have stock appreciation rights, to various Company management.  The options vest and are exercisable on March 19, 2017.  The grant date market value of the Company’s common shares and exercise price of the options was C$27.84.  Unexercised options expire on March 19, 2024.

On March 26, 2013, as part of the prior year LTIP, the Board of Directors issued 176 share based options, all of which have stock appreciation rights, to various Company management.  The options vest and are exercisable on March 25, 2016.  The grant date market value of the Company’s common shares and exercise price of the options was C$21.35.  Unexercised options expire on March 25, 2023.

	December 31
	2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	2,639	$22.36	2,687	$23.59
Granted, during the year	429	$24.91	176	$21.00
Exercised, during the year(*)	(1,957)	$(22.49)	(224)	$(19.70)
Forfeited, during the year	—	$—	—	$—
Expired, during the year	—	$—	—	$—
Outstanding, end of year	1,111	$19.90	2,639	$22.36
Options outstanding, exercisable	303		2,253
Weighted average grant date market value	$21.88		$20.67
Weighted average remaining contractual life (expressed in years)	7.1		4.0

Note:

(*)Includes the exercise of share appreciation rights.

	December 31
	2014	2013

Share based compensation expense	$11,528	$6,142
Unrecognized compensation costs for options	$4,470	$1,556
Share based compensation accrued	$6,830	$7,854

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

To estimate the fair value of its options, the Company uses the Black-Scholes-Merton option pricing model which requires several input variables.  These variables include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price.  Changes in these variables can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the statement of operations and comprehensive income or loss.  In calculating the fair value of the options at December 31, 2014 and 2013, the following weighted average assumptions were used:

	2014	2013

Grant date - February 14, 2006
Dividend yield	—	2.3%
Expected volatility	—	15.8%
Risk free interest rate	—	1.0%
Expected remaining life, stated in years	—	1.1
Fair value, per option (in Canadian dollars)	$—	$0.62

Grant date - August 25, 2008
Dividend yield	1.8%	2.3%
Expected volatility	22.0%	19.8%
Risk free interest rate	1.0%	1.2%
Expected remaining life, stated in years	1.1	2.1
Fair value, per option (in Canadian dollars)	$14.47	$6.20

Grant date - November 11, 2010
Dividend yield	—	2.3%
Expected volatility	—	19.7%
Risk free interest rate	—	1.2%
Expected remaining life, stated in years	—	2.0
Fair value, per option (in Canadian dollars)	$—	$3.57

Grant date - August 20, 2012
Dividend yield	1.8%	2.3%
Expected volatility	18.3%	19.8%
Risk free interest rate	1.2%	1.5%
Expected remaining life, stated in years	2.3	3.3
Fair value, per option (in Canadian dollars)	$13.81	$6.26

Grant date - March 26, 2013
Dividend yield	1.8%	2.3%
Expected volatility	19.8%	21.1%
Risk free interest rate	1.3%	1.7%
Expected remaining life, stated in years	3.0	4.0
Fair value, per option (in Canadian dollars)	$12.88	$6.01

Grant date - March 19, 2014
Dividend yield	1.8%	—
Expected volatility	20.3%	—
Risk free interest rate	1.5%	—
Expected remaining life, stated in years	4.3	—
Fair value, per option (in Canadian dollars)	$8.53	$—

Compensation expense or recovery including fair value changes in share based options is recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.  To determine the expected life of the options, management considered the age of the recipients, the duration between the vesting date and the date of expiration.  Expected volatility was calculated using changes in monthly share prices for a period commensurate with the expected remaining life.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Restricted shares

During 2014, the Company issued 168 restricted shares at a weighted average cost of $25.12 per share to certain management.  In conjunction with the restricted share issuance, the Company purchased 168 common shares for total consideration of $4,232 and transferred these shares to a trust to be held for the benefit of the recipients.  The restricted shares have vesting dates as follows:  44 restricted shares on December 15, 2016, 25 restricted shares on December 31, 2016, 74 restricted shares on March 19, 2017, 20 restricted shares on April 30, 2017, 1 restricted share on June 15, 2017, 2 restricted shares on July 31, 2017 and 2 restricted shares on August 1, 2017.

In August 2014, 13 restricted shares previously awarded to an employee were forfeited.  In conjunction with the forfeiture, the Company sold 13 restricted shares for total cash proceeds of $312.  The forfeiture resulted in a $255 recovery of previously recognized restricted share expense.

During 2013, the Company issued 218 restricted shares at a weighted average cost of $21.32 per share to certain management.  In conjunction with the restricted share issuance, the Company purchased 218 common shares for total cash consideration of $4,643 and transferred these shares to a trust to be held for the benefit of the recipients.  The restricted shares have vesting dates as follows:  2 restricted shares on December 15, 2013, 2.5 restricted shares on December 15, 2014, 13 restricted shares on December 15, 2015, 133.5 restricted shares on March 25, 2016, 1 restricted share on June 17, 2016, 1.5 restricted shares on July 2, 2016, 4.5 restricted shares on August 12, 2016 and 60 restricted shares on December 15, 2016.

In September 2013, 8 restricted shares previously awarded to an employee were forfeited.  In conjunction with the forfeiture, the Company sold 8 restricted shares for total cash proceeds of $181.  The forfeiture resulted in a $94 recovery of previously recognized restricted share expense.

The following table outlines various details pertaining to restricted shares.

	December 31
	2014	2013

Outstanding, beginning of year	322	172
Granted, during the year	168	218
Vested, during the year	(78)	(60)
Forfeited, during the year	(13)	(8)
Outstanding, end of year	399	322
Weighted average remaining life	1.69	1.97
Restricted share expense	$2,759	$2,004

Restricted share expense is recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

If employees satisfy the requisite service period requirements, the Company will record compensation expense as follows:

2015	$2,569
2016	1,845
2017	209
$4,623

PSUs

In March 2012, the Company’s Compensation Committee approved a revised LTIP plan for all executive officers and certain employees effective January 1, 2012.  Under the revised plan, PSU payments were awarded at the end of a three year performance period and payment amounts ranged from 0% to 175% of the target award subject to the Company’s performance against pre-established performance measures.  These performance measures were recommended by executive management and submitted to the Compensation Committee for their approval.  In addition to these performance measures, the Compensation Committee may evaluate performance results and retains the authority and discretion to amend PSU payments.

PSU award payments are paid in lump sum cash amounts based on the volume weighted average trading price of the Company’s shares for the five trading days immediately preceding the vesting date.  A participant who voluntarily terminates employment or is terminated with cause prior to the date of payment forfeits all rights to, or interest in, any unvested award.  If a participant’s employment is terminated without cause, or by death, disability or retirement, after the mid-point of the performance period, the participant is entitled to the full amount of the participant’s unvested PSUs and related dividend PSUs.  If a participant’s employment is terminated without cause, or by death, disability or retirement, prior to the mid-point of the performance period, the participant is entitled to a pro-rated amount of the award that the Compensation Committee determines would have been paid to the participant had their employment continued to the end of the performance period.  Starting in 2013, if a participant’s employment is terminated without cause, the participant is entitled to a pro-rata amount of the award that the Compensation Committee determines would have been paid to the participant had their employment continued to the end of the performance period.  If a participant is disabled, dies or meets certain qualifying conditions upon retirement, the participant is entitled to be paid the full amount of the PSU award had the participant continued employment to the end of the three year performance period.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following table outlines details of the Company’s PSU’s:

	December 31
	2014		2013
	Number of PSUs	Weighted average grant date fair value	Number of PSUs	Weighted average grant date fair value

Outstanding, beginning of year	507	$19.87	333	$20.04
Granted, during the year	164	$23.35	187	$19.55
Vested, during the year	(12)	—	—	—
Expired, during the year	(334)	—	—	—
Forfeited, during the year	(1)	—	(13)	—
Outstanding, end of year	324	$21.27	507	$19.87

	December 31
	2014	2013
PSU expense	$1,490	$3,222
Unrecognized compensation cost for PSU’s	$4,834	$4,061
PSU compensation cost accrued	$5,350	$4,300

In calculating the estimated fair value of the PSU’s, the following weighted average assumptions were used:

	December 31
	2014	2013

Grant date - March 16, 2012
Dividend yield	—	2.3%
Expected volatility	—	16.2%
Risk free interest rate	—	1.0%
Expected remaining life, stated in years	—	1.0
Fair value per PSU (in Canadian dollars)	$—	$25.68

Grant date - March 26, 2013
Dividend yield	1.8%	2.3%
Expected volatility	20.8%	19.1%
Risk free interest rate	1.0%	1.2%
Expected remaining life, stated in years	1.2	2.2
Fair value per PSU (in Canadian dollars)	$34.15	$24.96

Grant date - March 19, 2014
Dividend yield	1.8%	—
Expected volatility	18.6%	—
Risk free interest rate	1.2%	—
Expected remaining life, stated in years	2.2	—
Fair value per PSU (in Canadian dollars)	$33.53	$—

Compensation expense includes the fair value change in PSU’s which are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Long-term incentive plan — pre 2012

Effective January 1, 2003, the Company entered into a trust (the “Trust”) agreement to establish a LTIP plan on behalf of certain Canadian employees, officers and directors.  The purpose of the Trust was to receive monies from the Company and its subsidiaries on behalf of certain Canadian employees, officers and directors to purchase shares of the Company in the open market and to hold the shares acquired for the benefit of its participants.  Shares remain registered in the name of the Company, the Trustee, or its nominee(s), until the shares are redeemed, sold or distributed to the participant for whom they are held.  Dividends received by the Trust are distributed to the participants in proportion to their pro rata entitlement.  The Company’s maximum exposure to loss is limited to its obligation to fund the administration of the Trust and its indemnity to the Company and its officers, directors, employees, agents or shareholders for various items including, but not limited to, all costs to settle suits or actions due to association with the Trust, subject to certain restrictions.  The risk of fluctuations in the price of the Company’s shares is borne by the participants.  In February 2006, the Company amended and restated its LTIP and established a long-term incentive plan on behalf of certain U.S. employees, officers and directors of IESI and its subsidiaries.  With the exception of changes to the vesting period, the terms of the LTIP remained principally unchanged.  Shares acquired by the Trust in respect of fiscal year ended December 31, 2004 for the benefit of its participants have vested.  Shares acquired by the Trust in respect of fiscal year ended December 31, 2005, and thereafter, vest as follows: one third on the day such shares are allocated to the participant, one third on December 31 of the year such shares are allocated to the participant, and the balance on December 31 of the subsequent year.  Shares that are forfeited by participants to the long-term incentive plan are allocated to the remaining participants in accordance with their proportional entitlement to all of the shares held by the Trust and the Trust will abstain from voting on all matters related to the Company.  The purpose and terms of the U.S. long-term incentive plan are consistent with those outlined for the Company’s amended and restated Canadian plan.  In 2014 and 2013, contributions to the long-term incentive plan were determined at the discretion of the Compensation Committee.  Included in selling, general and administration expenses are $nil (2013 - $1,347) of accrued amounts payable to the Trust on behalf of certain Canadian and U.S. employees at December 31, 2014.

23.  Commitments and Contingencies

The Company leases buildings and equipment under various operating leases.  Payments for the next five years ending December 31 and thereafter are as follows:

2015	$14,743
2016	12,896
2017	8,348
2018	6,562
2019	4,572
Thereafter	10,322
$57,443

The Company enters into various commitments in the normal course of business.  At December 31, 2014, the Company has issued letters of credit amounting to $200,212 (2013 - $196,909) and performance bonds totaling $399,897 (2013 - $372,412).  Letters of credit are made available to the Company through the consolidated facility and are included in the security offered by the Company to its lenders.

On the acquisition of IESI, the Company assumed various obligations which requires the Company to pay additional amounts for achieving certain negotiated events or business performance targets, including landfill expansion approval or target disposal volumes.  The Company is obligated to pay certain sellers various amounts for achieving certain negotiated disposal volumes to a maximum of approximately $5,500.  Amounts are accrued monthly, and paid from time to time in accordance with the underlying agreements, until certain threshold negotiated disposal volume targets are achieved, and the maximum obligation is satisfied.  Accrued amounts, which are paid up to the date the disposal volume threshold targets are met, reduce the threshold payment by a similar amount.  The Company will record an adjustment to the purchase price allocation when the contingency is resolved and consideration is issued or becomes issuable.  Landfill permits acquired on the acquisition of IESI were recorded at their fair values.  Accordingly, future contingent payments made, in respect of landfill expansion approval or fulfilling disposal volume targets, are recorded to goodwill.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has a disposal contract that requires it to meet specific disposal volume targets expiring on March 31, 2019.  The volume requirements are measured based on an annual average.  Should the Company not meet the required volume targets, the Company is required to make additional payments on the disposal volume shortfall.  At December 31, 2014, the Company expects to meet its disposal volume target and accordingly no accrual has been made.

The Company has an accrued environmental liability consisting of remediation and 30 years of post-closure monitoring totaling $12,885 (2013 - $13,446) recorded in landfill closure and post-closure costs, related to an inactive landfill (hereinafter referred to as “Tantalo”), which the Company assumed as part of the IESI acquisition.  The initial remediation work commenced in 2004, and the post-closure monitoring commenced in 2007.  Tantalo is a landfill that stopped accepting waste in 1976 and was identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. During its period of operation, Tantalo received both municipal and industrial waste, some of which was found to exhibit “hazardous” characteristics as defined by the U.S. Resource Conservation and Recovery Act.  Past activities at Tantalo have resulted in the release of hazardous wastes into the groundwater.  A remediation program was developed for Tantalo in conjunction with the New York State Department of Environmental Conservation. The remediation program includes: installation of groundwater barriers, protective liner caps, leachate and gas collection systems, and storm-water drainage controls, as well as methods to accelerate the decontamination process. The cost of remediation requires a number of assumptions and estimates which are inherently difficult to estimate, and the outcome may differ materially from current estimates.  However, management believes that its experience provides a reasonable basis for estimating its liability.  As additional information becomes available, estimates are adjusted as applicable.  It is possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could necessitate the recording of additional liabilities which could be material.  The estimated environmental remediation liabilities have not been reduced for possible recoveries from other potentially responsible third parties.

The Company is subject to certain lawsuits and other claims arising in the ordinary course of business.  The outcome of these matters is subject to resolution.  Based on management’s evaluation and analysis of these matters, the amounts of potential losses are accrued and management believes that any amount above the amounts accrued will not be material to the financial statements.

Purchase agreements

The Company owns a permit to construct a construction and demolition waste transfer station on land owned by it in Bradenton, Florida.  An additional payment of $2,500 is due to the sellers upon the transfer of the company or the property to any non-affiliate of WSI or upon obtaining all necessary permits to operate the transfer station.

24.  Related Party Transactions

Equity accounted investee

Transactions between the Company and its investee occurring before the acquisition of control on January 31, 2014 were all transacted in the normal course of business.  These transactions were the result of the investee billing the Company for services it provided to the Company.  In turn, the Company billed its customers for these services which were measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transaction.

Transportation services

A company owned by an officer of a BFI Canada Inc. subsidiary provides transportation services to the Company.

All related party transactions are recorded at the exchange amounts.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2014	2013
Investment in equity accounted investee
Charges (recorded to operating expenses)	$110	$553

Transportation services
Charges (recorded to operating expenses)	$4,336	$3,788
Amounts owing (included in accounts payable)	$36	$70

25.  Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their estimated fair values which are recorded as other assets or other liabilities on the Company’s balance sheet.

	December 31, 2014	December 31, 2013
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$—	$2,149
Long-term - commodity swaps	$—	$670
Long-term - interest rate swaps	$5,315	$19,199

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$13,174	$9,863
Long-term - interest rate swaps	$10,041	$9,870
Current - commodity swaps	$3,384	$—
Current - wood waste supply agreement	$—	$208
Long-term - wood waste supply agreement	$—	$598

The following tables outline the hierarchical measurement categories for various financial assets and liabilities. As at December 31, 2014 and December 31, 2013, financial assets and liabilities measured on a recurring basis had the following estimated fair values expressed on a gross basis:

	December 31, 2014
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$41,636	$—	$—	$41,636
Funded landfill post-closure costs	11,365	—	—	11,365
Other assets - interest rate swaps	—	5,315	—	5,315
Other liabilities - commodity swaps	—	—	(3,384)	(3,384)
Other liabilities - interest rate swaps	—	(23,215)	—	(23,215)
	$53,001	$(17,900)	$(3,384)	$31,717

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2013
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$31,980	$—	$—	$31,980
Funded landfill post-closure costs	10,690	—	—	10,690
Other assets - commodity swaps	—	—	2,819	2,819
Other assets - interest rate swaps	—	19,199	—	19,199
Other liabilities - interest rate swaps	—	(19,733)	—	(19,733)
Other liabilities - wood waste supply agreement	—	—	(806)	(806)
	$42,670	$(534)	$2,013	$44,149

The following table outlines the change in estimated fair value for recurring Level 3 financial instrument measurements for the years ended December 31, 2014 and 2013, respectively:

	December 31
Significant unobservable inputs (Level 3)	2014	2013

Balance, beginning of year	$2,013	$2,064
Realized gains included in the statement of operations, during the year	883	1,308
Unrealized (losses) gains included in the statement of operations, during the year	(6,081)	867
Unrealized gains (losses) included in accumulated other comprehensive loss, during the year	643	(913)
Settlements	(883)	(1,308)
Foreign currency translation adjustment	41	(5)
Balance, end of year	$(3,384)	$2,013

Fair value

Cash equivalents are invested in a money market account offered through a Canadian financial institution.  The estimated fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure costs are invested in Bankers’ Acceptances, offered through Canadian financial institutions, or Government of Canada treasury bills.  The estimated fair value of these investments is supported by quoted prices in active markets for identical assets.

The estimated fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes by comparing them to its own calculation of fair value.  The Company uses all of this information to derive its fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The estimated fair values of commodity swaps are determined by applying a discounted cash flow methodology.  This methodology uses the forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions are the sources of the forward index curve and risk-free rate of interest.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s foreign currency exchange agreements, when applicable, are recorded at their estimated fair value based on quotes received from the financial institution that the Company has entered into the agreement with.  The Company verifies the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium.  The use of different assumptions and or estimation methods could result in differing fair values which the Company believes would not be material.

The fair value of the Company’s embedded derivative from its wood waste supply agreement was determined by applying a discounted cash flow methodology.  This methodology used electricity generator and Ultra Low Sulfur Diesel forward index curves and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreement.  The Company employed a third-party, who is not a counter-party, to independently value the embedded derivative and the Company used this information to derive its fair value estimate.  The use of different assumptions and or estimation methods could have resulted in differing fair values which the Company believes would not be material.  In April 2014, the wood waste supply agreement was amended and the embedded derivative contained in the original agreement was eliminated.

Hedge accounting

The Company had designated certain commodity swaps as cash flow hedges. The following tables outline changes in the fair value of commodity swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the corresponding income tax effect, for the years ended December 31, 2014 and 2013.

	December 31
	2014	2013

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive loss, commodity swaps	$—	$(1,051)
Total other comprehensive loss, net of income tax	$—	$(1,051)

	December 31
	2014	2013

Reclassifications from accumulated other comprehensive income or loss to net income or loss
Gains on cash flow hedges:
Commodity swaps - recorded in operating expenses	$643	$704
Income tax - recorded in income tax expense or recovery	(225)	(247)
Total amount reclassified from accumulated other comprehensive income or loss	$418	$457

The Company measured and recorded any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses were reclassified to operating expenses as diesel fuel was consumed.

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”), as applicable.  The Company has entered into interest rate swaps to reduce its exposure to interest rate volatility on consolidated credit facility advances.  In addition, the Company has entered into commodity swaps for a portion of the diesel fuel consumed in its Canadian and U.S. operations.  The Company has also entered into foreign currency exchange agreements, from time to time, to mitigate the risk of foreign currency fluctuations on amounts repayable under its consolidated credit facility and amounts payable for goods or services received that are payable in a currency that is other than the operating entities’ primary operating currency.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s corporate treasury function is responsible for arranging all agreements and the Audit Committee is responsible for approving certain agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third-party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines the key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and, when applicable, changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is equal to the fair value of interest rate, commodity swaps and foreign currency exchange agreements, as applicable, recorded in other assets on the Company’s balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following commodity and interest rate swap agreements which are outlined in the tables below:

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

June 21, 2012	150,000	$3.62	Diesel Fuel Index	January 1, 2015	December 31, 2015
June 1, 2012	150,000	$3.72	Diesel Fuel Index	January 1, 2015	December 31, 2015

Canadian fuel hedges

Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2015	December 31, 2015

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate swaps

Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

August 30, 2013	$35,000	2.97%	0.23%	September 30, 2013	September 29, 2023
August 30, 2013	$40,000	2.96%	0.23%	September 30, 2013	September 29, 2023
September 6, 2013	$25,000	1.10%	0.23%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.10%	0.23%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.95%	0.23%	September 30, 2013	September 28, 2018
September 6, 2013	$25,000	1.95%	0.23%	September 30, 2013	September 28, 2018
September 19, 2013	$25,000	2.30%	0.23%	September 30, 2013	September 30, 2020
September 19, 2013	$25,000	2.30%	0.23%	September 30, 2013	September 30, 2020
September 24, 2013	$25,000	1.60%	0.23%	September 30, 2013	September 28, 2018
September 24, 2013	$25,000	1.60%	0.23%	September 30, 2013	September 28, 2018
October 21, 2013	$25,000	1.51%	0.23%	October 31, 2013	September 28, 2018
October 21, 2013	$25,000	1.53%	0.23%	October 31, 2013	September 28, 2018
October 25, 2013	$15,000	2.65%	0.23%	October 31, 2013	September 29, 2023
October 25, 2013	$20,000	2.64%	0.23%	October 31, 2013	September 29, 2023
November 5, 2013	$25,000	1.50%	0.23%	November 7, 2013	September 28, 2018
November 5, 2013	$25,000	1.50%	0.23%	November 7, 2013	September 28, 2018
December 11, 2013	$20,000	2.18%	0.23%	December 13, 2013	September 30, 2020
December 11, 2013	$20,000	2.17%	0.23%	December 13, 2013	September 30, 2020
December 30, 2013	$10,000	2.96%	0.23%	January 2, 2014	September 29, 2023
December 30, 2013	$15,000	0.75%	0.23%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	0.79%	0.23%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	1.62%	0.23%	January 2, 2014	September 28, 2018
December 30, 2013	$30,000	1.66%	0.23%	January 2, 2014	September 28, 2018
March 4, 2014	$25,000	2.25%	0.23%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.26%	0.23%	March 31, 2014	March 28, 2024
March 4, 2014	$25,000	2.25%	0.23%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.78%	0.23%	March 31, 2014	March 28, 2024
March 17, 2014	$20,000	1.67%	0.23%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	1.67%	0.23%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	2.27%	0.23%	March 31, 2014	March 31, 2021
March 17, 2014	$20,000	2.26%	0.23%	March 31, 2014	March 31, 2021
March 17, 2014	$30,000	2.79%	0.23%	March 31, 2014	March 28, 2024
March 28, 2014	$35,000	1.64%	0.23%	March 31, 2014	September 30, 2018
March 28, 2014	$25,000	1.03%	0.23%	March 31, 2014	March 31, 2017
July 24, 2014	$20,000	2.65%	0.23%	July 31, 2014	June 28, 2024

The contractual maturities of the Company’s derivatives are as follows:

	December 31, 2014
		Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$23,392	$13,173	$8,078	$1,496	$645
Commodity swaps	$3,384	$3,384	$—	$—	$—

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Unrealized amounts recorded to net gain or loss on financial instruments for the years ended December 31, 2014 and 2013 are as follows:

	December 31
	2014	2013

Net loss (gain) on financial instruments
Funded landfill post-closure costs	$(94)	$(87)
Interest rate swaps	18,227	(3,251)
Fuel hedges	6,862	(1,699)
Wood waste supply agreement	(781)	832
Foreign currency exchange agreements	—	(77)
	$24,214	$(4,282)

Estimated fair value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges approximates its fair value due to the relatively short-term maturities of these instruments.  Funded landfill post-closure costs and derivative financial instruments are recorded on the balance sheet at fair value.

At December 31, 2014, the estimated fair value of other receivables applying an interest rate consistent with the credit quality of the instrument is $5,976 (December 31, 2013 - $68), compared to the carrying amount of $5,507 (December 31, 2013 - $68).

At December 31, 2014, the estimated fair value of net assets held for sale is approximately $76,300, compared to a carrying amount of $61,016.

At December 31, 2014, the fair value of long-term debt, excluding the term B facility, approximates its carrying amount as the Company believes that renegotiation of this variable rate long-term debt would result in similar pricing to that which it currently enjoys.  Accordingly, because the Company’s variable rate facilities are non-amortizing and the Company’s credit spreads have remained principally unchanged, the current carrying amount of the Company’s variable rate long-term debt approximates its fair value.

At December 31, 2014, the estimated fair value of the term B facility is approximately $570,600 (December 31, 2013 - $576,400) compared to its carrying amount of $488,520 (December 31, 2013 - $493,052).

26.  Income Taxes

The following table reconciles the difference between income taxes that would result solely by applying statutory rates to the Company’s pre-tax income or loss and income tax expense or recovery recorded in the statement of operations and comprehensive income or loss.

	December 31
	2014	2013

Income before income taxes and net (income) loss from equity accounted investee	$160,274	$176,265
Income tax expense at the combined basic rate	52,648	59,613
Large corporation and state tax	5,008	4,027
International financing	(23,296)	(11,661)
Withholding tax on foreign dividends	4,649	731
Tax on other non-deductible expenses	1,431	1,441
Non-taxable income	(2,696)	—
Net revisions to certain tax bases and tax rates	(2,137)	(456)
Other	(1,931)	4,748
Income tax expense	$33,676	$58,443

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2014	2013

Deferred income tax assets
Unutilized tax loss carryforwards	$62,614	$64,633
Deferred financing costs and offering expenses	896	—
Foreign tax credits available for carryforward	14,567	14,567
Accounting provisions not currently deductible for tax	65,047	56,325
Tax value of intangibles and landfill assets in excess of carrying value	6,407	12,263
Other	2,433	819
Valuation allowance	(16,684)	(18,267)
	135,280	130,340

Deferred income tax liabilities
Carrying value of capital assets in excess of tax value	100,108	93,382
Carrying value of intangibles and landfill assets in excess of tax value	153,757	159,034
Other	8,263	7,811
	262,128	260,227
Net deferred income tax liabilities	$126,848	$129,887

Canada	$25,098	$36,601
U.S.	101,750	93,286
Net deferred income tax liabilities	$126,848	$129,887

The components of domestic and foreign income before income tax expense (recovery) and domestic and foreign income taxes are as follows:

	December 31
	2014	2013
Income before income tax expense (recovery) and net income or loss from equity accounted investee
Canada	$50,952	$69,717
U.S.	42,619	73,053
Other	66,703	33,495
	$160,274	$176,265

Current income tax expense
Canada	$28,570	$26,045
U.S.	5,290	3,428
Other	166	62
	34,026	29,535

Deferred income tax (recovery) expense
Canada	(9,806)	867
U.S.	9,456	28,041
Other	—	—
	(350)	28,908
Total income tax expense	$33,676	$58,443

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil for the years ended December 31, 2014 and 2013.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2014 in Canada and from 1997 to 2014 in the U.S.

The Company does not tax effect its foreign currency translation adjustment.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Subsidiaries of the Company have unutilized tax losses amounting to $148,042 (2013 - $136,884) which expire 2015 to 2031.  The realization of the deferred income tax assets, net of a $1,667(2013 - $3,250) valuation allowance on certain U.S. unutilized tax loss carryforwards, totaling $62,261 (2013 - $64,226), is dependent on the Company generating taxable income in future years in which those temporary differences become deductible.  Based on management’s estimate of the Company’s projected future taxable income and its tax planning strategies, management expects to realize these deferred income tax assets in advance of expiry.  Changes to the Company’s ownership structure could limit the Company’s use of unutilized tax losses as imposed by Section 382 of the U.S. Internal Revenue Code.

As of December 31, 2014, a subsidiary of the Company has foreign tax credit carryforwards which expire in 2018 and 2019 that result in a deferred income tax asset totaling $14,567 (2013 - $14,567).  As the Company does not expect to generate foreign source income in the future, it has provided a full valuation allowance against the foreign tax credits available for carryforward.

Since the Company’s acquisition of IESI, IESI had, and currently has, issued various intercompany notes payable (“U.S. notes”).  For the purposes of determining taxable income, IESI has taken the position that the U.S. notes and their related interest was commercially reasonable and has deducted the interest paid thereon on this basis.  Management has taken steps to ensure that the U.S. notes are commercially reasonable, however, there can be no assurance that U.S. taxation authorities will not seek to challenge the treatment of the U.S. notes as debt or the amount of interest expense deducted, which could increase IESI’s taxable income and accordingly its U.S. federal income tax liability.  Management has determined that it has met the more-likely-than-not threshold based on its technical merits and that management’s position would be sustained upon examination by the relevant tax authority.

27.  Segmented Reporting

The Company carries on business through three geographic segments: Canada, the U.S. south and the U.S. northeast.  The business segments are vertically integrated and their operations include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each segment limits the volume and number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each segment’s performance.  Corporate costs include certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales, purchasing, safety and other administrative support costs.  Corporate costs also include transaction and related costs, restricted share expense and fair value changes of share based options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 3).  The Company evaluates its segment performance based on revenues, less operating and selling, general and administration expenses.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2014	2013
Revenues
Canada	$745,800	$769,077
U.S. south	914,172	876,888
U.S. northeast	349,025	380,074
Corporate	—	—
	$2,008,997	$2,026,039

Revenues less operating and selling, general and administration expenses
Canada	$261,247	$270,514
U.S. south	240,534	235,996
U.S. northeast	71,031	76,263
Corporate	(64,013)	(61,159)
	$508,799	$521,614

Amortization
Canada	$103,735	$109,020
U.S. south	125,814	123,598
U.S. northeast	54,134	60,470
Corporate	1,922	3,403
	$285,605	$296,491

Net gain on sale of capital and landfill assets	$(17,905)	$(7,793)

Operating income	$241,099	$232,916

	December 31, 2014
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$362,599	$491,934	$82,761	$—	$937,294
Capital assets	$356,329	$498,762	$68,332	$5,127	$928,550
Landfill assets	$156,536	$418,555	$361,004	$—	$936,095
Total assets	$1,106,337	$1,602,128	$630,357	$37,614	$3,376,436

	December 31, 2013
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$383,473	$423,164	$98,710	$—	$905,347
Capital assets	$375,562	$444,140	$109,780	$7,770	$937,252
Landfill assets	$180,706	$417,119	$354,906	$—	$952,731
Total assets	$1,218,124	$1,476,464	$657,139	$40,843	$3,392,570

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

28.  Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2014 and 2025.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company, including any one of its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third-party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate, or be compensated, by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a pre-determined distance from certain landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale amount and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees and does not believe it would have a material effect on the Company’s financial position or results of operations.  As of December 31, 2014, the Company has compensated one homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which results from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

29.  Subsequent Events

Effective February 28, 2015, the Company sold the assets of its Long Island, New York operations for cash consideration of approximately $76,300.

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  EXHIBIT 99.2